                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1

                                   FORM 10-SB


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                       (UNDER SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.

--------------------------------------------------------------------------------

                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)





         DELAWARE                                               06-1579072
(STATE OR OTHER JURISDICTION                                    (I.R.S. EMPLOYER
 OF INCORPORATION OR ORGANIZATION                               IDENTIFICATION
                                                                NUMBER)

119 WEST 23RD STREET, NEW YORK, NEW YORK                        10011
-------------------------------------------------               ----------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                        (ZIP CODE)

ISSUER'S TELEPHONE NUMBER:
                           ------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (b) OF THE ACT:

     TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED

              NONE                                    N/A
     ------------------------       -----------------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12 (g) OF THE ACT:

     TITLE OF EACH CLASS            NAME OF EACH EXCHANGE ON WHICH REGISTERED

         COMMON SHARES                                N/A

     -------------------------      -----------------------------------------

                                TABLE OF CONTENTS

PART I - INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF BUSINESS .......................................           3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION .....          14

ITEM. 3  DESCRIPTION OF PROPERTY .......................................          17

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT .          18

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ..          20

ITEM 6. EXECUTIVE COMPENSATION .........................................          21

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS ................          22

ITEM 8.  DESCRIPTION OF SECURITIES .....................................          22

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
         AND OTHER SHAREHOLDER MATTERS .................................          23

ITEM 2.  LEGAL PROCEEDINGS .............................................          24

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS .................          24

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES .......................          24

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS .....................          25

PART F/S  FINANCIAL STATEMENTS .........................................    FS1-FS18

PART III

ITEM 1.  INDEX TO EXHIBITS .............................................          18

ITEM 2. DESCRIPTION OF EXHIBITS ........................................          19


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Item 1.  Description of Business

         Enviro Industrial Technologies ("Enviro" or the "Company") was incorporated in the State of Delaware on March 31, 2000 and plans to enter the industrial mining business ("Industrial Mining Business"). It has not generated any revenue to date and as of September 30, 2000 had an accumulated deficit of ($98,000) (see Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION for further information regarding Enviro's financial results). The core of Enviro's business will be comprised of a vermiculite property owned by Enviro consisting of a contiguous block of three (3) unpatented mining claims in Canada, covering a total of 35 claim units which are in the process of being patented (unpatented mining claims enable the holder to perform exploration work and prospecting, but no ore may be removed from the claim sites while patented mining claims enable the holder to process the ore in addition to exploration and prospecting).

         Vermiculite is the geological name given to a group of minerals which are aluminum iron ore magnesium silicates resembling mica in appearance. Rock and other impurities are removed from the crude ore which is crushed and sorted into sizes. At high temperatures, the ore exfoliates (expands) to many times its original volume, turning the flakes of ore into lightweight porous granules containing millions of minute air layers. Exfoliation and its exceptional thermal, chemical and acoustical insulating properties make vermiculite valuable as a filler in lightweight concrete, agricultural products, insulation, construction, metallurgy, chemistry and ceramics. In addition to becoming a supplier of vermiculite, Enviro also plans to become a supplier of a high heat industrial mineral and a manufacturer of a high performance filler for most industries. The Company believes that with only nominal market penetration, it can achieve its immediate capacity utilization. To achieve this goal, Enviro is seeking to acquire not less than 80% of the issued and outstanding common shares ("Common Shares") of Hedman Resources Limited ("Hedman"), a Canadian publicly traded company listed on the Canadian Venture Capital Exchange ("CDNX"). Enviro and Hedman plan to combine their respective organizations in order to jointly market a product using the trade name "Superfil" which has been shown to contain no asbestos and to contain no other toxins or other known hazardous materials. Enviro and Hedman believe that all currently manufactured asbestos products will ultimately be replaced by environmentally safe products as the trend in the United States and Canada has been to sharply limit the amount of asbestos that a product may contain. Some countries, such as France, have outlawed completely the use of asbestos. Neither Hedman nor Enviro have any reason to believe that this trend won't continue. After the merger, Hedman will become a subsidiary of Enviro.

         Management of both Hedman and Enviro believe that the synergies between the two companies will result in greater potential in terms of revenue and profitability and that following the acquisition of Hedman, Enviro will become the only commercial producer of vermiculite in North America.

         Under the terms of the Letter of Intent by and between Enviro and Hedman, Enviro will acquire up to 100% and no less than 80% of the outstanding and issued securities of Hedman. Existing shareholders of Hedman will receive one (1) share of Enviro Common Stock for every two (2) Common Shares of Hedman. Outstanding warrants for the purchase of Hedman's Common Shares will also be exchanged for shares of Enviro's Common Stock on the basis of one share of Enviro Common Stock for each two Hedman Warrants. All shareholders and warrantholders of Hedman will be able to participate in the exchange, including promoters, officers and/or directors. New shares of Enviro will be issued in exchange for the Hedman Common Shares and warrants. As of November 29,


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2000, Hedman had 28,283,035 issued and outstanding shares of its Common Stock,
8,608,334 warrants exercisable at $.20 Canadian and 5,305,319 warrants exercisable at $.40 Canadian. After the exchange, Hedman shareholders will own over 21,000,000 shares of Enviro.

         As of December 1, 2000, the closing price of Hedman's Common Shares, trading on the Canadian Venture Capital Exchange, was $.36 Canadian per share.

         Enviro became a reporting company through the filing of its Registration Statement on Form 10-SB, which was effective on November 14, 2000. Enviro intends to apply for the approval of its common stock ("Common Stock") to be traded on the NASD Over-the-Counter Bulletin Board ("OTC Bulletin Board"). Enviro cannot assure, however, that it will meet the qualifications of the OTC Bulletin Board or that its application will otherwise be satisfactorily processed by the OTC Bulletin Board to enable its Common Stock to be traded.

Hedman Resources Limited

         Hedman Resources Limited was founded in 1956 as an exploration company. Hedman is a publicly traded company incorporated under the laws of Ontario, Canada and is listed on the Canadian Venture Exchange Capital (CDNX) with the trading symbol "HDM." Hedman is in the Industrial Mining Business and has 29 lizardite claims in the Canadian Townships of Munro and Warden where it has an open pit mining operation where any ore removed by Hedman is removed from the surface of the earth rather than beneath it. Hedman's primary mining property is located in Matheson, Ontario. In 1969, an 80,500 square-foot full-scale processing mill expected to produce 50,000 tons per year went into production at the mill site in Matheson. Hedman recently acquired new high technology production equipment at a cost of $1.3 million Canadian affording it the opportunity to produce more finely processed ore. It is in the process of being installed and tested. Hedman expects full production to recommence in the first quarter of 2001. Hedman's current sales are derived from materials that were stockpiled in Hedman's warehouse.

         Hedman's plant is located in the town of Matheson, Ontario, Canada. The mining pit is located 22 miles north of the plant. The site on which the plant is located is described as parcel 16089, being part of Lot 3, Concession 6, Bowman Twp. in the Town of Matheson, containing 71.03 acres and zoned as General Industrial. The buildings are made of concrete and steel and are in excellent condition. The refurbishment of the milling equipment is underway in order that Hedman may provide products that are -325 mesh, -400 mesh, and -500 mesh sizes in order to service a larger number of industries.

SUPERFIL/LIZARDITE

         Recently, Hedman successfully developed and began sending samples to potential customers of a material called "Superfil," a trade name developed by the company and used for lizardite ore after it has been processed. Lizardite ore, derived from the geological serpentine family, was initially discovered on certain of Hedman's mining properties in 1960. In 1959, exploration and investigation on the bodies of various serpentine minerals on the Hedman property had been undertaken. After an area constituting almost 13,000 cubic feet was drilled, a large mineralized zone was found. Samples totaling approximately 15,000 pounds were collected from the mineralized zone and sent to the Quebec Department of Mines for analysis and identification. The Quebec Department of Mines correctly identified the samples to be lizardite. Until recently, Hedman used the lizardite mined to produce certain products it no longer offers. Instead, having developed a new processing methodology for the


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of Superfil using lizardite, Hedman has opted to focus its resources primarily on Superfil and is therefore about to begin full production, marketing and distribution of Superfil. While Hedman owns its new processing equipment and the methodology it employs for the extraction and further refinement of lizardite into Superfil may be unique to Hedman, Hedman has no plans to apply for a patent of its processing techniques as they are believed to be too generic to qualify for patent protection.

         According to Natural Resources Canada, Minerals and Metals Sector, Hedman is the only extractor of lizardite ore in Canada and may be the only such extractor in the world. Lizardite is characterized by high tensile strength, flexibility, resistance to thermal, chemical and electrical conditions thereby offering its highly desirable performance benefits when used as a formula component in the production of a wide range of industrial and construction properties. According to Robert A. Younker, a longstanding mining engineer and geologist who conducted various analyses of the Hedman mining property, Hedman was found to be the only producer in North America of lizardite. Fraser Friction, Inc. has analyzed and conducted tests of Superfil and concluded that Superfil is an environmentally safe, heat resistant industrial mineral filler that possesses physical properties that enable it to blend well with most industrial fillers and resins and may be used in numerous applications.

PRODUCT FEATURES

          Lizardite is characterized by high tensile strength, and flexibility, resistance to thermal, chemical and electrical conditions thereby offering its highly desirable performance benefits when used as a formula component in the production of a wide range of industrial and construction properties. Based on the development of the proprietary processing technology discussed earlier, Hedman's Superfil has been designed to be used by manufacturing and original equipment manufacturing ("OEM") customers as an ingredient of such final manufactured products as brake linings, construction materials, plastics/polymers, asphalt, gaskets and more.

         The key features offered by the Superfil addition to the manufacturer's product mix are:

         -        Durability

         -        Heat Resistance

         -        Strength

         -        Flexibility

         -        Compatibility with other ingredients/components

         Superfil has been analyzed and tested by Lakefield Research and found not to contain any asbestos and to be environmentally safe, silica free and a non-toxic mineral provider filler. Hedman, therefore, considers the Superfil it markets to be safer than similar products which contain even trace amounts of asbestos and believes that because it contains no asbestos, it should be considered safer to use than those products because amounts of trace elements in Hedman's Superfil, have been shown to be below the threshold levels set by OSHA and European Directive 98/12/EC.

         Until recently, the type of materials most commonly used by manufacturers in, for example, the construction, automotive, and plastics industries, contained asbestos and were especially favored for use in the production of fire resistant products. The use of products containing asbestos



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has been reduced significantly because of the health concerns associated with asbestos fibres. Asbestos-free products are being used as replacements. The problem with many of the asbestos-free substitutes is that they do not generate the same kind of durability and performance as asbestos designed or formulated products had. Moreover, with the U.S. Department of Labor's implementation of new OSHA standards, governments worldwide are taking steps to prohibit the use of asbestos in products. Manufacturers are therefore facing an increasing demand to seek substitute products and to compromise on the performance capabilities of their products. As a result, Hedman no longer manufactures "Hedmanite" and "Envirofil" as demand for these items has declined due to traces of fibre elements. Currently, Superfil is the only product Hedman has in production, which is still currently in test mode with samples currently being sent to Hedman's customers to enable them to integrate Superfil into their own processing and to test the results therefrom.

         In summary, Superfil offers excellent heat resistance, strong insulation, and low aggression against metal surfaces. In addition, while providing good stable friction through a wide range of temperatures, it readily combines with phenolic and other binder resins in common use and when used in a friction material, the heat is dissipated at the rubbing surface and does not penetrate to the steel backing plate where the heat could affect the strength of the bond. Superfil also has good flow and mould-ability, and provides uniform density to various compounds.

POTENTIAL LIABILITIES AND INSURANCE

         Between 1974 and 1979, Hedman was a defendant in a number of lawsuits which were brought because of the amount of asbestos in its ore. Hedman had liability insurance under a number of insurance policies that were initially subscribed to during the 1970's with Royal & Sun Alliance, ITT Hartford and Travelers Property Casualty insurance companies. The indemnity limits of these policies are not known as the liability coverage was terminated by the insurance companies in 1979. Since that time, Hedman has not been eligible for any liability coverage because its products contained asbestos. In addition, since 1979, Hedman completely disclosed the fact that its products contained asbestos in order that anyone coming into contact with the product would know the risk being assumed. Since 1979, no asbestos related litigation has been commenced against Hedman.

         The insurance policies referenced above have covered Hedman's costs associated to date with the various lawsuits. Hedman's products contained chrysotile, a type of asbestos (sometimes called "White Asbestos"), which at that time was not known to be a health hazard. Nevertheless, to date approximately $13 million Canadian has been expended by Hedman's various insurance carriers for the payment of damages associated with claims against Hedman. Legal expenses associated with these particular claims have totaled approximately $7 million Canadian. However, there are an additional 2,715 asbestos claims in the states of Pennsylvania, West Virginia, Ohio and Michigan. There is also an asbestos related personal injury lawsuit pending against Hedman in New York State Supreme Court, Erie County in the case of Latko v. Acands, Inc., et al. Hedman's insurance providers are unable to provide estimates of what the total claims will amount to, but have assured Hedman that its liability limits will likely be sufficient to cover these claims.

         Hedman has completely eliminated chrysotile from its mining processes and has ceased manufacturing Hedmanite and Envirofil because of the trace fibre elements found in both products.


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Hedman is not aware of any litigation commenced or being contemplated regarding
Hedmanite or Envirofil. Finally, Hedman intends to become fully covered by general and product specific liability insurance as soon as it has recommenced its mining operation in early 2001.

MARKETING STRATEGY-SIMILAR LINES OF BUSINESS

         Hedman is pursuing a marketing strategy that includes continued Superfil application research and development, joint venture opportunities and promotion of technical and specification dominance based on the primary fire, heat and abrasion characteristics of Superfil. At the same time, Enviro had entered into an Option Agreement with Krystar International Ltd., a company organized under the laws of the Bahamas ("Krystar"), to acquire the vermiculite claims owned by Krystar located in North Eastern Ontario. These claims were shown by Constable Consulting Inc., a private Geological and Management Consulting firm, to contain high grade vermiculite which is currently only available in substantial quantities from sources in China and Europe. Vermiculite has similar properties to lizardite in that it is also heat resistant and can be used to enhance lizardite's natural properties as well as used by itself for certain applications that require different grades of heat resistance than that offered by Superfil such as brake linings for commercial trucks. Because Enviro was aware of the joint marketing capabilities between Enviro and Hedman, given the mining claims they respectively owned, Enviro decided to exercise its option to purchase the vermiculite claims and did so in September 2000 with the payment of $200,000 Canadian to Krystar. At the same time, Hedman believed that a merger with Enviro would be beneficial because Hedman would then be able to create an application formula combining Superfil and the high-grade vermiculite available through the mining claims owned by Enviro to enhance the fire, heat and strength performance of Hedman's existing product. The resulting product would be marketed to Hedman's existing and targeted markets.

         The three product categories represented by Hedman's targeted industries are as follows:

         Building Products

                  - Cement Products (pipes, sheets, shingles, siding, pre-cast products)

                  -        Insulation & Drywall Products

         Plastics Products

                  -        Nylon, Polypropylene, PVC plastic products

                  - Moulding Compounds used in electronic, automotive, printing industries

         Automotive Brake Products

                  -        Heavy truck brake shoes

                  - Brake linings (Note: One of the reasons automobile manufacturers moved so fully to anti-locking brake systems was to alleviate the problems of unbalanced


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                           non-asbestos brakes)

                  - Clutch Facings & Industrial Linings For Equipment and Appliances

                  A summary of the above is as follows:

Industry Serviced          How Superfil Meets Requirements
-----------------          -------------------------------
Brake pads & linings       Average brake pads and linings manufacturer up to 14
                           additives to formulate brake pads: Superfil reduces
                           the number of additives needed.
                           There are approximately 300 North American
                           manufacturing facilities of brakes pads and linings
                           to which Hedman will market its Superfil product.

Engineered Plastics        Superfil contains a resin extender to provide bulk
                           and for reinforcement.

Speciality Rubber and      Superfil does not need chemical pre-treatment.
Elastomer Products         Superfil Increases moulding fluidity and eliminates
                           gas formation during moulding.
                           Superfil provides enhanced compression strength as
                           well as providing heat and hardness performance.
                           Superfil generates resin cost savings while
                           simultaneously resulting in production cost savings.


Building Materials         Fire-resistant asbestos not used but performance
                           characteristics are needed for these products
                           therefore creating a target market.
                           Environmentally safe
                           Elimination of health issues.
                           Non-flammable, asbestos-free.
                           No toxins.
                           Excellent insulating properties.
                           Can be used for interior and exterior.

Specialty Rubber and       Does not need chemical pre-treatment.
Elastoner Products         Increases moulding fluidity and eliminates gas
                           formation during moulding.
                           Provides enhanced compression strength.
                           Provides heat and hardness performance.
                           Results in resin cost savings.
                           Generates production cost savings.


Construction and           Heat and fire resistant.
Specialty Putty, Caulking  Increases body and flow.
and Sealant Products       Inhibits crack, sagging which enhance
                           weathering performance.
                           Annual N.A. filler consumption estimated
                           at 867,000 tons in this market.

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
Asphalt applications       Reduces final material volume requirements due to
including building         enhanced durability under temperature extremes.
products                   Ultra Violet exposure, stability and crack resistance
                           equals savings of material applications.


HEDMAN RESOURCES LIMITED BUSINESS ACTIVITY

         Hedman has historically been a material processing company pursuing a sales strategy for the primary product "Hedmanite." Hedman recently ceased producing Hedmanite, having acquired certain mining claims for the mining of lizardite. Hedman also developed its processing methodology for lizardite, also known as Superfil, which is actually processed lizardite.

         Lizardite is not considered to be found widely in the earth's crust. Hedman believes it is the only company in North America, if not the world, that mines this mineral though there may be deposits of other serpentine minerals in North America such as antigorite which do not have the properties of lizardite. Market demand for Hedmanite has declined and world markets have moved away to alternative products because of technological, regulatory and economic factors. As this change in demand began to impact Hedman's revenues, Hedman decided it was necessary to change its business focus from one that was mining-oriented to one emphasizing product development. Therefore, Hedman transformed its ore products into a processed form that better conforms to current environmental and performance specifications. Hedman has developed new processing technologies which would result in enhanced application formulas offering better performance to manufacturing and OEM customers. It should be noted that processing technology refers to the path the product takes during the milling process.

         In processing the ore, the ore is drilled and blasted and then transported to Hedman's processing facility in Matheson. The ore is then further crushed to a 1/4 inch diameter. The ore is then transported via conveyor belt to a magnetic separator where the magnetite is removed and directed to a storage bin. The ore further moves along the process to a series of screen decks where any further impurities are removed. The ore is then transported for further crushing to a fine powder approximately -325 mesh. The product is then transported to 20-ton storage bins where the final product is bagged and ready for shipping to Hedman's customers. This final product (Superfil) is used by Hedman's customers in their own application formulas which are determined by the end product they themselves are producing. Thus, Hedman is attempting to reposition the company from an ore supplier to a supplier of a processed product ingredient (Superfil) that provides added value for manufactured products.

         The major challenge for Hedman was to develop processing technologies that would surpass the OSHA and EPA standard of a content of less than 1% chrysotile (i.e., asbestos-the lowest content which is allowed to be stated in a company's disclosure is one percent which is actually higher than the content found in Hedman's product). This was a major development barrier but Hedman believed if it could develop this technology, it would be in a unique position to deliver a product with benefits being sought by its various target markets. Hedman eliminated chrysotile from its product by using chrysotile-free ore bodies and finely grinding the ore being processed and in doing so launched the Superfil product. This processing technology has led to empirical results wherein no detectable chrysotile has been found in Hedman's Superfil product offerings as demonstrated in tests conducted by Lakefield Research. Moreover, Lakefield Research was unable to find any hazardous characteristics associated with lizardite in terms of its intended use as a mineral filler.

Marketing Opportunity & Marketing of Hedman's Line of Products


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         Hedman will market Superfil through a series of worldwide distributors including Kraft Chemical Company, USA, 123 Supply Inc., Canada, Alliance Financial Ltd., USA, Ultra Chem Corporation (Taiwan), Aichi Sangyo Company (Japan), Fermel Investment Corporation (South America), Hindustan Composites Company (India), and Western Reserve Company, USA. These companies will distribute Superfil to Hedman's current customers as well as to customers in Hedman's target markets. Each distributor is believed to have its own highly skilled technical sales force and compensation will be on a commission basis based on the volume sold.

Market Opportunities

         Market data available on the U.S. industrial consumption of chrysotile filler materials (published by the U.S. Bureau of Mines and Bureau of Census data) is from 1992 and shows a total U.S. market consumption level of 32,000 metric tons. A 1993 Bureau of Mines report indicated that about 68% of total volume was used in construction type products (Hedman believes that with the growth in construction through the early part of the 21st Century in North America and foreign markets, there will be a higher demand for its Superfil.) Of this volume, over 31,000 metric tons was imported. Worldwide production was estimated at 3.1 million tons for 1992. Further data from 1992 shows that U.S. export and re-export of products were valued at about $148 million with leading importers being Canada, Japan, Mexico, the United Kingdom and German. For Hedman, the volume level presents a significant opportunity for its Superfil product with only modest market penetration projected.

         Although the sales opportunities Hedman could pursue for Superfil are significant, Hedman has decided to focus on the three sectors discussed above for the sale of its asbestos/chrysotile replacement product including building products, plastics products, and automotive brake products.

COMPETITION - WOLLASTONITE

         In order to validate the Company's perspective on the market opportunity for Superfil, the Company researched the recent market developments for another mineral filler product called wollastonite. While it has broader use in the construction and plastics products industries, and only little use in the brake industry, the wollastonite business provides a 'footprint' for Superfil to consider and selectively compete with. The Company expects that because Superfil's economic and high-heat attributes are generally superior to wollastonite, Superfil is likely to capture market share from wollastonite.

         According to the 1998 U.S. Geological Survey Minerals Yearbook, wollastonite imports into the United States in 1998 were estimated to be between 11,000 and 22,000 tons, in addition to the estimated 170,000 tons domestically (U.S.) produced and consumed. Based on survey data prepared by Christopher H. Lindsay in Wollstonite published in the 1999 U.S. Geological Survey Minerals Yearbook, the 1999 production of wollastonite worldwide was estimated to be between 575,000 and 625,000 tons with China's production accounting for approximately half or approximately 300,000 tons.

         The Company has also weighed the pricing levels for wollastonite in considering its marketing strategy and based on 1998 data for the U.S. marketplace trade in wollastonite, pricing was reported as follows:


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         US$0.097 to $0.112 per pound for 325 mesh wollastonite and
         US$0.282 per pound for ground or 10 micron material

         Using this data for a U.S. market price guideline for -325 mesh wollastonite, the Company believes it is in an excellent competitive position with Superfil pricing at the CDN $0.13 per pound level (or US$0.093 per pound at a 1.4 currency conversion rate).

         Hedman's corporate headquarters consists of 1500 square feet of office space located at 3875 Keele Street, Suite 400B, North York, Ontario, Canada. Hedman has a one-year lease that is renewable for one year terms over the next three years and the rent is $2000 per month. Hedman's telephone number at its corporate headquarters is (416) 630-6991. Hedman has mill operations in Matheson, Ontario, Canada in an 80,500 square foot facility which it owns. The property has insurance coverage with a limit of liability of $4,203,000 and a deductible of $5,000 for each loss.

PRODUCTION STAGE

         Hedman is in its early production stage in terms of its sole product, Superfil, and has available net carryforward losses of $5,200,442 which are available to reduce future years earnings for income tax purposes. In addition, Hedman had net losses in each of the last three fiscal years in the amount of $756,722, $584,727, and $1,086,120 for 1999, 1998 and 1997, respectively.
Hedman's revenues have declined for each of the past three years. Due to its lack of revenues, accumulated net losses and the need for additional working capital, there is no assurance that Hedman's business plan will be successful or that it will be able to continue as a going concern.

         Hedman had an analysis of the mineral reserves of its mining claims conducted by Robert Younker (the "Younker Report"). The Younker Report contained the following information regarding mineralized materials:

         Block A           372,500 tons
         Block B           300,000 tons
         Block D           125,000 tons

         Total mineralized minerals: 797,500 tons

         The Younker Report contained information regarding Hedman's mining reserves. In accordance therewith, Hedman has the following reserves:

         Block A           125,000 tons
         Block B           300,000 tons
         Block D           125,000 tons

         Total mining reserves: 550,000 tons


RISK FACTORS

LIMITED HISTORY OF EARNINGS OF ENVIRO AND OF HEDMAN


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         Enviro has a limited operating history and is subject to all of the risks inherent in a developing business enterprise including lack of cash flow and market acceptance. Although Hedman was incorporated in the 1950's, it has not generated profits recently including the last three fiscal years. While Hedman has discontinued offering certain unprofitable products, there can be no assurance that Hedman will become profitable in the future or if it does, precisely when such profitability shall commence.

NATURE OF MINERAL EXPLORATION AND MINING

         At the present time, Enviro owns certain mining claims in Butler Township, Ontario which are rich in vermiculite deposits. Enviro intends to commence mining the vermiculite deposits after the completion of its acquisition of Hedman. The vermiculite property consists of a contiguous block of three (3) unpatented mining claims with a total of 35 claim units. Vermiculite is a hydrous mica which forms from the alteration of primary micas. It is characterized by excellent exfoliation action when heated, resulting in exfoliated material which occupies up to 20 times the volume of the original rock. This property of exfoliation and its thermal, chemical and acoustical insulating properties, make vermiculite valuable as a filler in lightweight concrete, agricultural products, insulation and construction materials.

         Vermiculite in the North Bar-Mattawa-Perth area has been documented since 1950. In 1958 Milldate Uranium Mines Limited optioned the claims. Also in 1958, another 148 claims were staked in Butler and Antoine townships. The claims lapsed, but in December 1960, the original claim holders restaked their various claims. There is no report on the vermiculite property until 1965 when a vertical 104-foot diamond drill hole was drilled. The notes regarding this drilling expedition stated that the hole had cut minor mica and vermiculite in a homblendite unit.

         Three additional diamond drill holes were drilled on the property in 1971. Vermiculite was found in two of the holes. There is no record of any drilling between 1971 and 1996 when the former owner of these claims, Krystar International, Ltd., identified three separate areas containing vermiculite deposits.

         Vermiculite is a hydrated mica which displays the basal cleavage of biotite and Muscovite. Vermiculite also exhibits the thermal, chemical and acoustical insulating characteristics of the mica family. Vermiculite can be formed from other micas, usually through the displacement of the potassium ions by calcium and magnesium. The latter two ions are generally accompanied by water molecules which also occupy central positions within the crystal structure. It is the presence and quantity of interstitial water which when heated to temperatures between 1100(degree) and 1800(degree)C promotes rapid exfoliation (expansion) of the vermiculite crystals. Exfoliated material can be in a volume in excess of 20 times the original volume. Ordinary micas show little propensity to exfoliate while vermiculite exfoliates rapidly and completely.

         Vermiculite is a secondary mineral in nature usually formed from primary micas. Thus, it is usually found in altered zones together with serpentine, talc or hematite. Since most primary micas are really an alteration of clay sediments, the host rock is usually a paragneiss of original clay-rich sediments. Hydration of micas usually results from retrograde metamorphism and the completeness of hydration varies from site to site.

         Sampling of the vermiculite property performed exposed consistent vermiculite zones which had a vermiculite content of more than 60%, visually, across 6 to 20 meter widths.

         According to P.A.R. Brown, a Mining Geologist who analyzed and surveyed the vermiculite property in Butler Township, the average grade of a 30-ton bulk sample was vermiculite. These deposits were also analyzed by Lakefield Research to determine whether any trace minerals might be present. The results of these tests indicate that no trace minerals such as asbestos could be found in the vermiculite deposits.

         Enviro's viability and potential success lies in its ability to develop, exploit and generate revenue from the vermiculite deposits. The exploration and development of these mineral deposits involves significant financial risks, over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on exploration properties in which the Company has an interest will result in profitable commercial mining operations.

         The operations of the Company are subject to all of the hazards and risks normally incident to exploration and development of mineral properties, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damages. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formation, rocks bursts, pressures, cave-ins, flooding or other conditions may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks is such that liabilities could exceed policy limits or be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial position.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.


SHAREHOLDER APPROVAL REQUIRED FOR ENVIRO ACQUISITION OF HEDMAN

         As Hedman is a publicly traded company on the Canadian Venture Capital Exchange, Hedman is legally required to obtain majority shareholder consent in order for it to be acquired by Enviro. Hedman cannot guarantee that a majority of Hedman's shareholders will vote in favor of Enviro acquiring Hedman. Should Enviro be unable to acquire Hedman, Enviro will not seek other acquisition candidates and will have to consider whether or not to incur the expenditures associated with developing a completely new mining production facility for the removal and processing of the vermiculite deposits which are located in the various vermiculite claim sites owned by Enviro.

PENNY STOCK RULE

         Should a market for the Company's common stock develop, the so called "Penny Stock Rule" could make it cumbersome for brokers and dealers to trade in the common stock, making the market for the common stock less liquid. Enviro intends to apply for listing on the Nasdaq OTC Bulletin Board. As long as the common stock is not quoted on the Nasdaq Market or at any time that we have less than $2,000,000 in net tangible assets, trading in the common stock is covered by Rule 15g-9 under the Securities Exchange Act of 1934 for non-Nasdaq and non-exchange listed securities. Under that rule, broker-dealers who recommend covered securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if the market price is at least $5.00 per share.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

OVERVIEW

         The following is a discussion of certain factors affecting Enviro's and Hedman's results of operations, liquidity and capital resources. As Enviro was incorporated on March 31, 2000 it has no operating history and no financial results. Therefore, only the financial results of Hedman will be discussed although currently there is no legal relationship between Enviro and Hedman other than a binding letter of intent pursuant to which Enviro will acquire up to 100%, but in no event less than 80% of Hedman. The following discussion and analysis should be read in conjunction with Hedman's financial statements and related notes that are included herein.

         The following discussion regarding Enviro and Hedman and their business and operations contains forward-looking statements. Such statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The reader is cautioned that all forward-looking statements are necessarily speculative and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements.

NO OPERATIONS TO DATE OF ENVIRO INDUSTRIAL TECHNOLOGIES

         Enviro was incorporated on March 31, 2000 and has no operating results to date. Enviro anticipates that it may not have sufficient cash to meet its operating expenses during the next 12 months and may have to seek funds through financing activities such as private placements or traditional bank financing.

         Enviro does not plan to conduct any product research or development during the next 12 months, but may further explore the vermiculite claims it purchased in September 2000 from Krystar International.

         Enviro does not plan to add any significant equipment or to purchase or sell any plant or other operations during the next 12 months.

         Enviro intends to maintain the current level of its employees during the next months.

RESULTS OF OPERATIONS - HEDMAN   (All results are in Canadian dollars)

HEDMAN RECOGNIZES REVENUES FROM THE SALE OF PRODUCTS OF HEDMAN RESOURCES LIMITED

         Hedman's revenues come from the sale of products of Hedman Resources Limited including Superfil. Over 85% of all sales are exported to various countries including Japan, India, South America (Venezuela) and the United States.

YEAR ENDED DECEMBER 31, 1999 AS COMPARED WITH YEAR ENDED DECEMBER 31, 1998

         During the year ended December 31, 1999, Hedman's total assets increased $904,050 or 38% to $3,279,583 as compared to $2,375,533 for the year ended December 31, 1998. This increase is attributable primarily to an increase in the net book value of Hedman's property, plant and equipment especially in the buildings category which increased from $645,519 at year end 1998 to $1,187,719 at year end 1999 due to work beginning on the Firefelt plant.

Revenue Total revenue for Hedman for the year ended December 31, 1999 declined 9.4% to $394,083 as compared to $434,858 for the year ended December 31, 1999. Revenues declined primarily because demand for Hedman's products decreased during the period as Hedman changed its strategy so that it could begin to focus on the production and marketing of its new Superfil product. Hedman's cost of sales declined by 1.2% to $508,926 from $515,298 for the year ended December 31, 1998. Hedman realized revenues of $354,675 from the sale of Hedmanite as compared to $369,629 in Hedmanite sales the prior year or a decrease of .4%. Revenues from the sale of Envirofil declined 39.6% from $65,229 for the year ended December 31, 1998 as compared to $39,408 for the year ended December 31, 1998.

Operating Expense During the year ended December 31, 1999 Hedman experienced an increase of approximately 27.3% in operating costs and expenses. Operating costs increased to $641,879 from $504,287 from the year ended December 31, 1998. The primary reason for the increase was that for the year ended December 31, 1998, Hedman had a recovery of prior period expenses which was a credit to operating expenses. Without that credit, Hedman's operating expenses would have been virtually identical in each of the two years.

Net Loss Hedman had a loss of $(756,722) for the year ended December 31, 1999 as compared to a loss of $(584,727) for the year ended December 31, 1998, an increase of 29.4%. This loss was primarily attributable to a decrease in revenue and a simultaneous increase in operating expenses. The net (loss) per Common Share of the Company's stock,(basic and diluted) was ($0.04) in 1999, compared to ($0.04) in 1998. Hedman's strategy is to achieve a level of sales adequate to support its costs structure.

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

Assets. Hedman's assets were $4,336,418 as of the nine months ended September 30, 2000 as compared to assets of $3,279,583 as of the comparable period in 1999, an increase of 24.4% which was primarily the result of an increase in Hedman's plant, property and equipment in that Hedman has continued the construction of its new milling system and its Firefelt production plant.

Revenue. Sales revenues totaled $262,675 for the nine months ended September 30, 2000 as compared to $372,719 for the nine months ended September 30, 1999, a decrease of 29.5%. This decrease in sales is due to a lack of demand for Hedman's existing products.

Expenses selling, general and administrative expenses increased from $391,510 for the nine months ended September 30, 1999 to $548,910 for the nine months ended September 30, 2000. Hedman had a large increase in amortization expense during the period and a corresponding decrease in administration costs. Hedman wrote off $583,094 in deferred development costs and $85,000 in equipment during the period which pertained to development costs and equipment of the previous mill. With the new mill under construction, Hedman will derive no future benefit from these development costs and equipment and therefore these costs were written off in the period. Hedman also settled a longstanding lawsuit filed against the Company in Florida in 1994 for $112,762.

Financing Costs. Financing costs decreased from $50,000 for the nine months ended September 30, 1999 to $48,636 for the nine months ended September 30, 2000.

Net loss. Hedman had a loss of $(1,499,457) for the nine months ended September 30, 2000 as compared to a loss of $(428,726) for the nine months ended
September 30, 1999, an increase of 249.7%. This loss was primarily attributable to a decrease in revenue and a simultaneous increase in operating expenses. The net (loss) per Common Share of the Company's stock, (basic and diluted) was ($0.05) for the period as compared to ($0.02) for the comparable period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

    As of September 30, 2000 Hedman had a deficit of $9,026,989 as compared to $7,199,534 for the comparable period of 1999, an increase of 25.4% mainly attributable to unprofitable operations for the period. The company has experienced net losses of $1,045,364 from October 1, 1999 through September 30, 2000 and has also experienced non-operating losses totaling $782,091 for the nine months ended September 30, 2000 pertaining to writedowns and the settlement of a lawsuit.

    The Company's ability to continue as a going concern is dependant upon its ability to obtain additional debt and/or equity financing and to increase the size of its revenues through products sold domestically and abroad.

CAPITALIZATION

    As of the nine months ended September 30, 2000, Hedman had 28,283,035 issued and outstanding shares of its Common Shares as compared to 22,667,716 issued and outstanding shares as of December 31, 1999 having issued 5,615,319 shares including 310,000 issued in connection with the exercise of options and warrants during the period. As of the nine months ended September 30, 2000, Hedman had granted employees and directors options to purchase 295,000 shares of its Common Shares at the fair market value or greater than fair market value.

SHARES OUTSTANDING

    As of November 29, 2000, Enviro had 13,750,000 shares of Common Stock issued and outstanding.

GOING CONCERN

    Hedman currently has commitments for capital expenditures and estimates that it will require $2,000,000 Canadian to support its planned activities over the next twelve months. Hedman currently does not have adequate cash reserves to meet its future cash requirements. Moreover, Hedman is in its exploration stage and has incurred net losses in excess of an aggregate of $2.4 million for the last three years which were in the amounts of $756,722, $584,727 and $1,086,120 for 1999, 1998 and 1997, respectively. Hedman's revenues have declined for each of the past three years. Due to its lack of revenues, accumulated operating losses and the need for additional working capital, there is no assurance that Hedman's business plan will be successful or that it will be able to continue as a going concern.

ITEM 3.  DESCRIPTION OF PROPERTY

    Enviro does not own any real property. Enviro has its corporate headquarters at 119 West 23rd Street in New York City. The space consists of approximately 700 square feet and is leased by Enviro on a month to month basis currently at the rate of $1,000 per month.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of November 29, 2000, the number of shares of the Company's Common Stock beneficially owned by all persons known to be holders of more than five percent (5%) of the Common Stock and by all executive officers and directors of the Company individually and as a group.


Security Ownership of Certain Beneficial Owners of Enviro Industrial Technologies, Inc. Title

Security Ownership of Certain Beneficial Owners of Enviro Technical

-----------------------------------------------------------------------------------------------------------------------------
Title              Name and address                                   Amount and Nature             Percentage of
Class             of beneficial owners                             of beneficial ownership             class
-----------------------------------------------------------------------------------------------------------------------------
Common            TVP Capital Corp.***                                1,165,641 shares                     8.5%
Stock             119 West 23rd Street
                  New York, New York 10011

Common            Tom Franzone, Director*                               823,953 shares                       6%
Stock             63 Probst Drive

                  Shirley, New York 11967


Total             All Officers & Directors                            1,989,594 shares                    14.5%
                  as a group beneficially own
-----------------------------------------------------------------------------------------------------------------------------


         *The listed beneficial owners have no rights to acquire any shares within 60 days of the date of this Form 10-SB from options, warrants, rights, conversion privileges or similar obligations.

         ** All Shares of  TVP Capital Corp. are owned by Ted Pangia.

         (c)  Change in Control

         There are no arrangements, including any pledge by any person of securities of Enviro Industrial Technologies, Inc., the operation of which may at a subsequent date result in a change in control of the registrant.

Security Ownership of Certain Beneficial Owners of Hedman Resources Limited

-----------------------------------------------------------------------------------------------------------------------------
                                                           Amount and Nature
Title of          Name and address                         of Beneficial Ownership                  Percentage of
Class             of Beneficial Owner                      of Shares                                class
-----------------------------------------------------------------------------------------------------------------------------
Common            510442 Ontario Limited(1)                    6,000,000 (2)                        14.32%
Shares            713 Beatrice Street
                  Sudbury ON

Common            Contemporary Trading and                     5,247,620 (3)                        12.53%
Shares            Investments Ltd
                  Trident Trust Company
                  (B.V.I.)
                  Trident Chambers
                  Wickhams Cay Road Town
                  Tortola British Virgin Islands

Common            European Investment &                        5,282,857 (4)                        12.61%
Shares            Trading Ltd.
                  Box 146 Road Town
                  Tortola, British Virgin Islands

Common            Seeber Engineering GmbH                      2,666,668 (5)                         6.37%
Shares            HaselbackstrBE 1A
                  Frankenbury Austria

Common            Coval Properties                             2,533,334 (6)                         6.05%
Shares            400 North Ocean Drive Ste
                  303
                  Singer Island Florida
                  USA

Common            Edward Blanchard                              130,395                            .005%
Shares            Director
                  106 Fielding Road
                  Lively, Ontario, Canada

Common            Richard Bertrand                                25,000                           .0009%
Shares            Director
                  P.O. Box
                  Matheson, Ontario, Canada

Common            Claude Taillefer                               265,000                            .009%
Shares            President
                  8111 Yonge Street
                  Toronto, Ontario, Canada

All Hedman Officers and Directors as a Group                     420,395                             1.5%


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following Table sets forth certain information regarding the executive officers and directors of Enviro Industrial Technologies, Inc. as of September 15, 2000.

-----------------------------------------------------------------------------------------------------------------------------
Name                       Age              Title             Five Year Business Experience
----                       ---              -----             -----------------------------
Teodosio V. Pangia         42               Director*         Teodosio V. Pangia has been a Director of
                                                              Enviro Industrial Technologies, Inc. since July
                                                              2000.  Mr. Pangia is also the Chairman of TVP
                                                              Capital Corp., a U.S.-based, recently formed,
                                                              venture capital company which has provided
                                                              consulting services to the Company since its
                                                              inception.  Since June 1997, Mr. Pangia has
                                                              been President of Tyler Dylan, an Ontario based
                                                              investment company.   In June 1997, Mr. Pangia
                                                              co-founded Environmental Solutions Worldwide,
                                                              a company that has developed and patented a
                                                              catalytic converter that does not require precious
                                                              metals.  Mr. Pangia remained at Environmental
                                                              Solutions Worldwide until July 1999. From
                                                              July 1995 through July 1997, Mr. Pangia was
                                                              Director and Chief Executive Officer of Ecology
                                                              Pure Air International, a Canadian company
                                                              engaged in developing an automobile fuel
                                                              catalyst.  A recent venture of Mr. Pangia is
                                                              Diamond Discoveries International Corp.
                                                              ("DDII") of which he is

                                                              Chairman and Chief Executive Officer. DDII is a
                                                              junior exploration company whose primary focus
                                                              is developing the company's mining claims for
                                                              the potential of diamonds in Northern Quebec
                                                              Canada. From 1992 to 1995, Mr. Pangia was a
                                                              Director and Chief Executive officer of EPA
                                                              Enterprises, a Canadian company engaged in
                                                              developing pre-combustion fuel technology. In
                                                              1997, a petition in bankruptcy was brought
                                                              against Mr. Pangia in the Ontario Court of
                                                              Justice. That petition, and a related order,
                                                              were dismissed.

Thomas Franzone               44            President         Thomas Franzone has been the President and
                                            Director          Director of  Enviro Industrial Technologies, Inc.
                                                              since its formation in March 2000. From 1998
                                                              until he joined Enviro, he was the President of
                                                              Franzone Consulting Corp., a sole proprietorship
                                                              located in Long Island, New York. From 1996 to
                                                              1999 Mr. Franzone held the position of
                                                              Controller at Direct Approach Marketing. He had
                                                              joined Direct Approach Marketing after being
                                                              employed at Patient Education Media/Time Life
                                                              Medical from March 1995 until March 1996 in the
                                                              position of Accounting Manager. From November
                                                              1989 to February 1995, Mr. Franzone was the
                                                              Controller of Empire Diamond Corp. Currently Mr.
                                                              Franzone is also secretary and treasurer of
                                                              Diamond Discoveries International Corp.
-----------------------------------------------------------------------------------------------------------------------------

         * Each Director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

         Both Ted Pangia and Thomas Franzone, the Directors of Enviro Industrial Technologies, Inc., hold directorships in Diamond Discoveries International Inc. a reporting company. There are no family relationships among the directors or persons nominated or chosen by the Company to become a director.

ITEM 6. EXECUTIVE COMPENSATION

         The Summary Compensation Table below shows the compensation for officers and employees of Hedman Resources Limited.


                           Summary Compensation Table
------------------------------------------------------------------------------

                                                     Annual Compensation
                                                ------------------------------
                         Principal Position     Year     Salary*        Bonus      Other
                         ------------------     ----     --------     --------     -------


Claude Taillefer         President & CEO        1999     $ 73,968
Richard Bertrand         Employee               1999     $ 51,240
David Howle              Employee               1999     $ 42,000
Edward Blanchard         Director               1999                               $3,200**


         * Amounts listed represent amounts forgiven under employment contracts which terminated during 1999. There was no annual compensation paid or owing to the officers and directors of the Company for fiscal 1999 other than as described in "Employment Agreements" below.

         ** Paid to Erana Mines of which Mr. Blanchard is the controlling shareholder.

         As of January 1, 2000, no executive officer of the Company held any stock appreciation rights with respect to the stock of the Company. Furthermore, as of January 1, 2000, no named executive officer of the Company (as defined in SEC Regulation S-B Item 402(a)(2)) has held any stock options with respect to the stock of the Company. The authorization and/or granting of stock options to directors of the Company and to other executive officers of the Company is discussed below. See "Stock Option Agreements."

EMPLOYMENT AGREEMENTS

         The Company does not have employment agreements for any of the officers and Directors of the Company.

STOCK OPTION AGREEMENTS

         Enviro has no stock option agreements.

         Hedman has enacted has a stock option plan for employees, officers and directors and service providers of Hedman. The amount of options is determined by the Board of Directors each year. Employees may be awarded options the total of which may not exceed five (5%) percent of the outstanding issue each year.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Teodosio Pangia, Chairman of Enviro, is also the Chairman of TVP Capital Corp. TVP Capital Corp. is the owner of 1,165,641 shares of Enviro, or 8.4% of Enviro's total issued and outstanding shares.

         Until moving its corporate headquarters to North York, Ontario in September 2000, Hedman sublet its facilities on a month-to-month basis from Erana. Edward Blanchard, a Director of Hedman, is a director of Erana as well and arranged for Erana to forgive all rent payments due Erana although Erana was under no obligation to do so. The forgiveness of the rent obligation of $2,400 for the years ended December 31, 1999 and December 31, 1998 has been credited to additional paid in capital. See "FINANCIAL STATEMENTS NOTE 8."

         The Company believes that the terms of the above transactions were at least as favorable to the Company as could have been obtained from arm's-length negotiations with unrelated third parties.

ITEM 8.  DESCRIPTION OF SECURITIES

         Hedman is authorized to issue an unlimited number of Common Shares of which 28,283,035 are issued and outstanding as of September 30, 2000. Each holder of record of Common Shares is entitled to one vote for each share held on all matters properly submitted to the shareholders for their vote. The holders of the shares are entitled to dividends when, and if, declared by the Board of Directors. No dividends have ever been declared nor is there any intent to declare or pay any dividends in the foreseeable future. There are currently no preemptive rights connected with the Common Shares. As of September 15, 2000, there were 526 shareholders of record of Hedman's Common Shares.

         The authorized capital stock of Enviro consists of 50,000,000 shares of Common Stock, par value $0.001 of which 13,750,000 shares are issued and outstanding as of September 15, 2000 and owned by 27 shareholders of record. The Company is also authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share. No Preferred Stock has been issued to date. Each share of Preferred Stock is entitled to dividends when, and if, declared by the Board of Directors. There are currently no voting, conversion and liquidation rights, nor redemption or sinking fund provisions for the preferred stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Enviro's Common Stock is not publicly traded. The Company intends to apply for listing on the Over-the-Counter Bulletin Board ("OTCBB"). The Form 10-SB became effective on November 14, 2000 and the Company is required to begin filing reports with the SEC pursuant to the Exchange Act within 45 days of such effective date. No assurance can be given that the Company will have its shares approved for listing on the OTCBB.

         THE HIGH AND LOW BID SALES PRICES FOR THE EQUITY OF HEDMAN RESOURCES LIMITED FOR EACH FULL QUARTERLY PERIOD WITHIN THE TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD FOR WHICH FINANCIAL STATEMENTS ARE INCLUDED ARE AS FOLLOWS:


----------------------------------------------------------------------------------------
Year     Quarter    High Bid    Low Bid      Year      Quarter     High Bid      Low Bid
1998     3rd*        .32         .01**       1999        3rd*        .50          .10
1998     4th*        .15         .05         1999        4th         .46          .25

1998     1st*        .15         .04         2000        1st         .87          .30
1998     2nd*        .45         .11         2000        2nd         .60          .33
----------------------------------------------------------------------------------------

* Prior to the merger Hedman securities were inactive. Hedman expects trading to resume under the symbol HDM soon after the filing of this Form 10-SB.

 ** Figures shown are denominated in Canadian dollars.

ITEM 2.  LEGAL PROCEEDINGS

         Enviro is not a party to or involved in any material litigation, nor is it aware, to the best of its knowledge, of any pending or contemplated proceedings against it by any third party or any government authorities.

         Hedman has been named as a co-defendant in a number of class action suits in the United states relative to sales made between 1974 and 1979 (see POTENTIAL LIABILITIES). To date, Hedman has had sufficient liability insurance to cover settlement amounts and legal fees in relation to these matters. However, it is not possible to estimate the amount, if any, of Hedman's liability.

         A judgment in the amount of $112,762 Canadian against Hedman has been entered in the State of Florida. Hedman is attempting to negotiate a resolution to that judgment and is accounting for the anticipated amount of the settlement on an accrual basis.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         On March 31, 2000, the Company sold 3,750,000 shares of its common stock in the aggregate to the following persons in the amount indicated opposite each person's name:

                  TVP Capital Corp.                         1,165,641
                  Bondy & Schloss                             112,500
                  Tom Franzone                                823,953
                  Vasilik Kalantzkos                          100,000
                  Tunku Mudzaffar Bin Tunku Mustapha          200,000
                  Romeo DiBattista Jr.                        100,000
                  R DiBattista Investments Inc.               623,953

                  Delf Investments and Construction Ltd.      623,953

         These shares were sold pursuant to Section 4(2) of the Securities Act and were not issued in connection with any public offering.

         In September 2000, Enviro closed a private placement offering pursuant to Rule 504 of Regulation D to one "accredited investor"in which Enviro raised $1,000,000 in a combination of cash and promissory notes. Pursuant to the offering, Enviro sold a total of 10 million shares of Common Stock at $ .10 per share.

         In February 2000, Hedman raised $1,856,862 in a private offering pursuant to applicable Canadian law. Pursuant to the offering, Hedman sold a total of 5,305,319 shares of Hedman's Common Shares at $.35 per share and 5,305,319 warrants to purchase shares of Hedman's Common Shares. The warrants are exercisable for two years from the date of issuance at a price of $.40 per share. In July 1999, Hedman raised $1,261,250 in a private offering under Canadian law. In that offering, Hedman sold a total of 8,408,334 shares of Hedman's Common Shares at $.15 per share and 8,408,334 warrants to purchase shares of Hedman's Common Shares. The warrants are exercisable for two years from the date of issuance at a price of $.20 per share.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Delaware General Corporation Law "DGCL," in general, allows corporations to indemnify their directors and officers against expenses actual and reasonable in connection with a proceeding, if a person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation. In the case of a criminal action or proceeding, the director or officer must have no reasonable cause to believe that the person's conduct was unlawful. The DGCL also provides that indemnification is not exclusive, and a corporation may make any other or further indemnification under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, however no indemnification shall be made in respect of any claim which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. However, according to the certificate of incorporation a director will be liable (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law (iii) for liability under Section 174 of the DGCL, or (iv) for any transaction from which the director derived any improper personal benefit.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                       INTRODUCTION TO UNAUDITED PRO FORMA
                     CONDENSED COMBINED FINANCIAL STATEMENTS



Pursuant to the terms of a letter of intent dated May 19, 2000 and a proposed plan of reorganization and merger (the "Plan"), Enviro Industrial Technologies, Inc. ("Enviro") will become the legal acquirer of up to 100% but not less than 80% of the issued and outstanding shares of common stock of Hedman Resources Limited ("Hedman"), a Canadian company, by issuing one share of its common stock for every two shares of Hedman's common stock outstanding on the date of consummation. The consummation of the Plan is subject to, among other things, stockholder, regulatory and exchange approvals. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. However, it also expects that Enviro's shares will be publicly traded in the over-the-counter market.

If the Plan is consummated based on the proposed terms, management expects that the present stockholders of Hedman will own in excess of 50% of the outstanding shares of the combined companies. Since Hedman is a Canadian operating company and its stockholders will control the combined companies, the merger will be accounted for as a purchase business combination and a "reverse acquisition" in which Enviro will be the legal acquirer and Hedman will be the accounting acquirer. Accordingly, the financial statements of the combined companies will primarily reflect the operations of Hedman before and after the consummation of the Plan and the accompanying unaudited pro forma condensed combined financial statements are stated in Canadian dollars and in accordance with generally accepted accounting principles in Canada.

The accompanying unaudited pro forma condensed balance sheet combines the historical unaudited balance sheet of Enviro and the historical unaudited balance sheet of Hedman as of September 30, 2000 as if the Plan had been consummated on that date. The accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 are, effectively, those of Hedman since Enviro has had no significant operations during those periods.

The accompanying unaudited pro forma condensed combined financial statements are based on the assumptions and adjustments described in the accompanying notes which management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what the combined financial position and results of operations actually would have been if the acquisitions referred to above had occurred as of the dates indicated instead of the actual dates of consummation or what the financial position and results of operations would be for any future periods. The unaudited pro forma condensed combined financial statements and the accompanying notes should be read in conjunction with the audited and unaudited historical financial statements of Enviro and Hedman included elsewhere herein.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                               SEPTEMBER 30, 2000
                              (In Canadian Dollars)

                                                                                                            Historical
                                                             Pro Forma          Pro Forma         ------------------------------
                         ASSETS                              Combined          Adjustments           Enviro            Hedman
                         ------                            ------------      ----------------     ------------      ------------
Current assets:
     Cash                                                  $     69,071                           $     69,071
     Accounts receivable, net                                    78,451                                             $     78,451
     Inventory                                                   74,624                                                   74,624
     Advances to Hedman                                                      $   (382,455)(B)          382,455
     Other current assets                                       120,137                                 20,160            99,977
                                                           ------------      ------------         ------------      ------------
               Total current assets                             342,283          (382,455)             471,686           253,052

Property, plant and equipment, net                            3,949,084                                                3,949,084
Mining properties                                               134,282                                                  134,282
                                                           ------------      ------------         ------------      ------------

               Totals                                      $  4,425,649      $   (382,455)        $    471,686      $  4,336,418
                                                           ============      ============         ============      ============


                    LIABILITIES AND
                  STOCKHOLDERS' EQUITY
                  --------------------

Current liabilities:
     Note payable to bank                                  $      7,131                                             $      7,131
     Current portion of long-term debt                          105,600                                                  105,600
     Accounts payable and accrued expenses                    1,309,595      $   (382,455)(B)     $     15,665         1,676,385
     Advances from stockholder                                  782,110                                582,110           200,000
                                                           ------------      ------------         ------------      ------------
               Total current liabilities                      2,204,436          (382,455)             597,775         1,989,116

Long-term debt, net of current portion                          413,600                                                  413,600
                                                           ------------      ------------         ------------      ------------
               Total liabilities                              2,618,036          (382,455)             597,775         2,402,716
                                                           ------------      ------------         ------------      ------------

Stockholders' equity:
     Common stock:
        Enviro (13,750,000 shares outstanding,
           par value $.001492 per share;
           27,891,518 shares to be outstanding)                  41,610            21,097(A)            20,513
        Hedman (28,283,036 shares outstanding)                                (10,960,691)(A)                         10,960,691
     Additional paid-in capital                              10,792,992         9,302,988(A)         1,490,004
     Accumulated deficit                                     (9,026,989)          145,725(A)          (145,725)       (9,026,989)
     Subscriptions receivable for 9,990,000 shares
        of common stock                                                         1,490,377(A)        (1,490,377)
     Accumulated other comprehensive income -
        foreign currency translation loss                                             504(A)              (504)
                                                           ------------      ------------         ------------      ------------
               Total stockholders' equity (deficiency)        1,807,613                --             (126,089)        1,933,702
                                                           ------------      ------------         ------------      ------------
               Totals                                      $  4,425,649      $   (382,455)        $    471,686      $  4,336,418
                                                           ============      ============         ============      ============




See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1999
                              (In Canadian Dollars)

                                                                                               Historical
                                              Pro Forma           Pro Forma           --------------------------
                                              Combined           Adjustments          Enviro           Hedman
                                            ------------        --------------        ------        ------------
Sales                                       $    394,083                                            $    394,083
Cost of sales                                    508,926                                                 508,926
                                            ------------                                            ------------
Gross loss                                      (114,843)                                               (114,843)
                                            ------------                                            ------------

Operating expenses:
    Selling, general and administrative          399,693                                                 399,693
    Depreciation and amortization                175,452                                                 175,452
                                            ------------                                            ------------
        Totals                                   575,145                                                 575,145

Other expense - interest                          66,734                                                  66,734
                                            ------------                                            ------------
        Totals                                  (641,879)                                               (641,879)
                                            ------------                                            ------------

Net loss                                    $   (756,722)                                           $   (756,722)
                                            ============                                            ============


Basic net loss per share                    $       (.06)                                           $       (.04)
                                            ============                                            ============



Weighted average common shares
    outstanding                               12,763,025        (5,488,025)(C)                        18,251,050
                                            ============        ==========                          ============




See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                              (In Canadian Dollars)

                                                                                             Historical
                                              Pro Forma           Pro Forma        -----------------------------
                                              Combined           Adjustments          Enviro           Hedman
                                            ------------      ----------------     ------------     ------------
Sales                                       $    262,675                                            $    262,675
Cost of sales                                    431,131                                                 431,131
                                            ------------                                            ------------
Gross loss                                      (168,456)                                               (168,456)
                                            ------------                                            ------------

Operating expenses:
    Selling, general and administrative          562,101                           $    145,725          416,376
    Depreciation and amortization                 83,898                                                  83,898
                                            ------------                           ------------     ------------
        Totals                                   645,999                                145,725          500,274
                                            ------------                           ------------     ------------

Other expenses:
    Interest                                      48,636                                                  48,636
    Other                                        782,091                                                 782,091
                                            ------------                                            ------------
        Totals                                   830,727                                                 830,727
                                            ------------                                            ------------

Net loss                                    $ (1,645,182)                          $   (145,725)    $ (1,499,457)
                                            ============                           ============     ============


Basic net loss per share                    $       (.10)                          $       (.04)    $       (.06)
                                            ============                           ============     ============



Weighted average common shares
    outstanding                               16,904,653       (13,153,131)(C)        3,751,522       26,306,262
                                            ============      ============         ============     ============




See Notes to Unaudited Pro Forma Condensed Combined Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          AND HEDMAN RESOURCES LIMITED

                          NOTES TO UNAUDITED PRO FORMA
                     CONDENSED COMBINED FINANCIAL STATEMENTS

Pro Forma Adjustments to the Unaudited Condensed Combined Financial Statements:

(A) To record the assumed exchange of 100% of the shares of common stock of Hedman outstanding as of September 30, 2000 for shares of common stock of Enviro on the basis of the issuance of one share of Enviro for every two shares of Hedman. Since this exchange will be accounted for as a purchase business combination and a "reverse acquisition" in which Enviro will be the legal acquirer and Hedman will be the accounting acquirer: (i) the accompanying unaudited pro forma condensed combined financial statements are stated in Canadian dollars and in accordance with generally accepted accounting principles in Canada (information as to the effects of differences in generally accepted accounting principles in Canada and the United States is included in the historical financial statements of Hedman included elsewhere herein);
         (ii) the assets and liabilities and expenses of Enviro have been reflected at their historical values; (iii) the shares of common stock of the combined companies reflect the par value of the shares of Enviro, the legal acquirer; and (iv) the accumulated deficit of Enviro has been eliminated.

(B)      To eliminate the amount owed to Enviro by Hedman.

(C) To retroactively adjust Hedman's historical weighted average number of common shares outstanding to reflect the issuance of one share of Enviro for every two shares of Hedman and (ii) the inclusion of Enviro's shares assuming Enviro had been acquired as of January 1, 1999.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)




                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                     F-2

BALANCE SHEET
     SEPTEMBER 30, 2000                                                      F-3

STATEMENT OF OPERATIONS
     PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
     TO SEPTEMBER 30, 2000                                                   F-4

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
     PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
     TO SEPTEMBER 30, 2000                                                   F-5

STATEMENT OF CASH FLOWS
     PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
     TO SEPTEMBER 30, 2000                                                   F-6

NOTES TO FINANCIAL STATEMENTS                                             F-7/10



                                      * * *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Enviro Industrial Technologies, Inc.


We have audited the accompanying balance sheet of ENVIRO INDUSTRIAL TECHNOLOGIES, INC. (A Development Stage Company) as of September 30, 2000, and the related statements of operations, changes in stockholders' deficiency and cash flows for the period from March 31, 2000 (date of inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enviro Industrial Technologies, Inc. as of September 30, 2000, and its results of operations and cash flows for the period from March 31, 2000 (date of inception) to September 30, 2000, in conformity with generally accepted accounting principles.



Roseland, New Jersey
November 11, 2000

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET
                               SEPTEMBER 30, 2000




                                     ASSETS

Current assets:
     Cash                                                             $  46,298
     Advances to Hedman Resources Limited                               256,377
     Prepaid geologist fees                                              13,513
                                                                      ---------

          Total                                                       $ 316,188
                                                                      =========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
     Accounts payable                                                 $  10,500
     Advances from stockholders                                         390,188
                                                                      ---------
          Total liabilities                                             400,688
                                                                      ---------

Stockholders' deficiency:
    Preferred stock, par value $.001 per share; 10,000,000 shares
       authorized; none issued                                               --
    Common stock, par value $.001 per share; 50,000,000 shares
       authorized; 13,750,000 shares issued and outstanding              13,750
    Additional paid-in capital                                          998,750
    Deficit accumulated during the development stage                    (98,000)
    Subscriptions receivable for 9,990,000 shares of common stock      (999,000)
                                                                      ---------
          Total stockholders' deficiency                                (84,500)
                                                                      ---------

          Total                                                       $ 316,188
                                                                      =========




See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 2000




Revenues                                                            $        --

General and administrative expenses                                      98,000
                                                                    -----------

Net loss                                                            $   (98,000)
                                                                    ===========


Basic net loss per share                                            $      (.03)
                                                                    ===========


Basic weighted average common shares outstanding                      3,751,522
                                                                    ===========




See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 2000




                                                                                                                     Deficit
                                                                                                                   Accumulated
                                            Preferred Stock                 Common Stock           Additional      During the
                                       -------------------------     -------------------------       Paid-in       Development
                                         Shares         Amount         Shares         Amount         Capital          Stage
                                       ----------     ----------     ----------     ----------     ----------      -----------
Issuance of shares to founders
    effective as of March 31, 2000             --     $       --      3,637,500     $    3,638     $   (3,638)

Issuance of shares as payment
    for legal services                                                  112,500            112         12,388

Subscription for purchase of
    common stock                                                      9,990,000          9,990        989,010

Proceeds from issuance of
    common stock                                                         10,000             10            990

Net loss                                                                                                           $  (98,000)
                                       ----------     ----------     ----------     ----------     ----------      ----------

Balance, September 30, 2000                    --     $       --     13,750,000     $   13,750     $  998,750      $  (98,000)
                                       ==========     ==========     ==========     ==========     ==========      ==========




                                           Subscriptions
                                            Receivable         Total
                                           -------------    ----------
Issuance of shares to founders
    effective as of March 31, 2000

Issuance of shares as payment
    for legal services                                      $   12,500

Subscription for purchase of
    common stock                            $ (999,000)

Proceeds from issuance of
    common stock                                                 1,000

Net loss                                                       (98,000)
                                            ----------      ----------

Balance, September 30, 2000                 $ (999,000)     $  (84,500)
                                            ==========      ==========




See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                 PERIOD FROM MARCH 31, 2000 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 2000




Operating activities
     Net loss                                                         $ (98,000)
     Adjustments to reconcile net loss to net cash used in
        operating activities:
        Common stock issued for services                                 12,500
        Changes in operating assets and liabilities:
           Prepaid geologist fees                                       (13,513)
           Accounts payable                                              10,500
                                                                      ---------
               Net cash used in operating activities                    (88,513)
                                                                      ---------

Investing activities - advances to Hedman Resources Limited            (256,377)
                                                                      ---------

Financing activities:
     Proceeds from issuance of common stock                               1,000
     Advances from stockholders                                         390,188
                                                                      ---------
               Net cash provided by financing activities                391,188
                                                                      ---------

Net increase in cash                                                     46,298

Cash, beginning of period                                                    --
                                                                      ---------

Cash, end of period                                                   $  46,298
                                                                      =========




See Notes to Financial Statements.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

Note 1 - Business:

               Enviro Industrial Technologies, Inc. (the "Company") was incorporated in the State of Delaware on March 31, 2000. The Company is in the process of developing a mineral exploration and industrial mining business. The core of the Company's business will be comprised of the mining of vermiculite from a block of three unpatented mining claims in Canada, covering a total of 25 vermiculite claim units. Vermiculite is the geological name given to a group of minerals which are aluminum iron ore magnesium silicates resembling mica in appearance. Vermiculite is used as a filler in lightweight concrete, agricultural products, insulation, construction, metallurgy, chemistry and ceramics.

               The Company plans to become the legal acquirer of 100% but not less than 80% of the issued and outstanding shares of common stock of Hedman Resources Limited ("Hedman"), a Canadian publicly-traded company listed on the Canadian Venture Exchange ("CDNX"). This business combination is expected to be accounted for as a "reverse acquisition" in which Hedman will be the accounting acquirer (see Note 8).

               As of September 30, 2000, the Company's operations had been limited to organizational activities, the acquisition of mining claims and the negotiation of agreements related to the business combination with Hedman. It had not generated any revenues from operations as of that date. Accordingly, it is considered a "development stage company" for accounting purposes. The Company's year-end will be December 31st.

               Hedman is a mineral processing company whose principal product had been "Hedmanite," which is a high heat industrial filler similar to asbestos. However, Hedman has been focusing its activities on the development and production of "Superfil," an asbestos-free, high heat industrial mineral filler that blends well with most industrial fillers and is used in manufactured products such as brake linings and construction materials. Superfil is derived from a mineral known as "lizardite." Hedman is believed to be the only producer of lizardite in North America. Hedman intends to enhance the performance of Superfil by creating a formula that combines it with vermiculite.

Note 2 - Summary of significant accounting policies:

               Use of estimates:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

               Concentrations of credit risk:

                  The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits with major financial institutions and monitoring their credit ratings.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS



Note 2 - Summary of significant accounting policies (concluded):

               Income taxes:

                  The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

               Net earnings (loss) per share:

                  The Company presents "basic" earnings (loss) per share and, if applicable, "diluted" earnings per share pursuant to the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). Basic earnings (loss) per share is calculated by dividing net income or loss by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options, were issued during the period. The Company did not have any potentially dilutive common shares outstanding during the period from March 31, 2000 (date of inception) to September 30, 2000.

               Recent accounting pronouncements:

                  The Financial Accounting Standards Board and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants had issued certain accounting pronouncements as of September 30, 2000 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during the period from March 31, 2000 to September 30, 2000, and it does not believe that any of those pronouncements will have any significant impact on the Company's financial statements at the time they become effective.

Note 3 - Advances to and from related parties:

               As of September 30, 2000, the Company had a receivable of $256,377 as a result of advances made to Hedman and a payable of $390,188 as a result of advances from stockholders. The advances were noninterest bearing and due on demand.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS



Note 3 - Advances to and from related parties (concluded):

               Although management does not believe that there is a practical method that can be used to specifically determine the fair value of the advances to Hedman and the advances from stockholders because of the relationship of the Company and those related parties, it believes that the advances will be repaid on a short-term basis and, accordingly, the carrying values of the advances approximated their respective fair values as of September 30, 2000.

Note 4 - Preferred stock:

               As of September 30, 2000, the Company was authorized to issue up to 10,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock may be issued in one or more series with dividend rates, conversion rights, voting rights and other terms and preferences to be determined by the Company's Board of Directors, subject to certain limitations set forth in the Company's Articles of Incorporation. No shares of preferred stock had been issued by the Company as of September 30, 2000.

Note 5 - Common stock issued for services:

               During the period from March 31, 2000 to September 30, 2000, the Company issued 112,500 shares of common stock as payment for legal services. Accordingly, the Company recorded a charge to professional fees and an increase in stockholders' equity of $12,500, which was equal to the estimated fair value of the shares at the date of issuance.

Note 6 - Income taxes:

               As of September 30, 2000, the Company had net operating loss carryforwards of approximately $98,000 available to reduce future Federal taxable income which will expire in 2020. The Company had no other material temporary differences as of that date. Due to the uncertainties related to, among other things, the changes in the ownership of the Company, which could subject those loss carryforwards to substantial annual limitations, and the extent and timing of its future taxable income, the Company offset the deferred tax assets attributable to the potential benefits of approximately $39,000 from the utilization of those net operating loss carryforwards by an equivalent valuation allowance as of September 30, 2000 and did not recognize a credit for Federal income taxes for the period from March 31, 2000 (date of inception) to September 30, 2000.

                      ENVIRO INDUSTRIAL TECHNOLOGIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS



Note 7 - Private placement:

               On September 2, 2000, the Company entered into agreements to sell a total of 10,000,000 shares of common stock for total consideration of $1,000,000 or $.10 per share through private placements intended to be exempt from registration under the Securities Act of 1933. As of September 30, 2000, it had received aggregate gross proceeds of $1,000 and had issued 10,000 shares. The balance receivable of $999,000 attributable to the sale of the remaining 9,990,000 shares must be paid no later than March 1, 2001. The balance has been included in common stock and offset by a subscription receivable in the same amount in the accompanying unaudited condensed balance sheet as of September 30, 2000.

Note 8 - Plan of reorganization and merger:

               Pursuant to the terms of a letter of intent dated May 19, 2000 and a proposed plan of reorganization and merger (the "Plan"), the Company will become the legal acquirer of up to 100% but not less than 80% of the issued and outstanding shares of Hedman's common stock by issuing one share of its common stock for every two shares of Hedman's common stock outstanding on the date of consummation. As explained in Note 1, Hedman is a mineral processing company. Its shares are publicly traded in Canada. The consummation of the Plan is subject to, among other things, stockholder, regulatory and exchange approvals. Management expects that after the consummation of the Plan, Hedman will not be listed on the CDNX and its shares will not be publicly traded. However, it also expects that the Company's shares will be publicly traded in the over-the-counter market.

               If the Plan is consummated based on the proposed terms, management expects that the present stockholders of Hedman will own in excess of 50% of the outstanding shares of the combined companies. Since Hedman is an operating company and its stockholders will control the combined companies, the merger will be accounted for as a purchase business combination and a "reverse acquisition" in which the Company will be the legal acquirer and Hedman will be the accounting acquirer. Accordingly, the financial statements of the combined companies will reflect the operations of Hedman before and after the consummation of the Plan and the accompanying financial statements will not be comparable to the financial statements of the combined companies after the merger.

                                      * * *

                             Financial Statements of


                            HEDMAN RESOURCES LIMITED


                      Nine months ended September 30, 2000

AUDITORS' REPORT TO THE DIRECTORS


We have audited the balance sheet of HEDMAN RESOURCES LIMITED at September 30, 2000 and December 31, 1999 and the statements of operations and deficit and cash flows for the nine month period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2000 and December 31, 1999 and the results of its operations and cash flows for the nine month period ended September 30, 2000, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the nine month period ended September 30, 2000, and shareholders' equity at September 30, 2000 and December 31, 1999 to the extent summarized in note 22 to the financial statements.



/s/KPMG LLP
Chartered Accountants

Sudbury, Canada
October 31, 2000


COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE


In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the directors dated October 31, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when they are adequately disclosed in the financial statements.

/s/KPMG LLP
Chartered Accountants

Sudbury, Canada
October 31, 2000

HEDMAN RESOURCES LIMITED
Balance Sheet

September 30, 2000, with comparative figures for December 31, 1999 (in Canadian $'s)

===================================================================================================================================
                                                                                              2000                           1999
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash .............................................................                   $      --                         450,086
     Accounts receivable ..............................................                        78,451                        62,218
     Inventory (notes 2 and 3) ........................................                        74,624                        91,769
     Supplies and prepaid expenses ....................................                        99,977                        79,280
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                              253,052                       683,353

Property, plant and equipment (net of depreciation) (note 4) ..........                     3,949,084                     1,877,825

Mining properties (note 5) ............................................                       134,282                       134,282

Deferred development costs (note 6) ...................................                          --                         584,123

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 4,336,418                     3,279,583
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
     Bank indebtedness ................................................                   $     7,131                          --
     Accounts payable and accrued liabilities (note 7) ................                     1,676,385                       248,625
     Advances from shareholders (note 8) ..............................                       200,000                        13,083
     Current portion of long-term debt (note 9) .......................                       105,600                        79,200
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                            1,989,116                       340,908

Long-term debt (note 9) ...............................................                       413,600                       492,800

Shareholders' equity:
     Share capital (note 10):
        Authorized and outstanding ....................................                     9,175,602                     7,305,946
     Contributed surplus ..............................................                     1,785,089                     1,785,089
     Subscriptions (note 10 (f)) ......................................                          --                         882,372
     Deficit ..........................................................                    (9,026,989)                   (7,527,532)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                             1,933,702                     2,445,875

Going concern (note 1)
Commitments (note 20)

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          $ 4,336,418                     3,279,583
===================================================================================================================================


See accompanying notes to financial statements.


On behalf of the Board:

__________________________________________ Director

__________________________________________ Director

HEDMAN RESOURCES LIMITED
Statement of Operations and Deficit

Nine months ended September 30, 2000, with comparative figures for the nine months ended September 30, 1999

(in Canadian $'s)

---------------------------------------------------------------------------------------------------------------------
                                                                                             2000               1999
---------------------------------------------------------------------------------------------------------------------
                                                                                                        (Unaudited)

Sales (note 14)                                                                   $       262,675            372,719

Cost of sales                                                                             431,131            409,935

---------------------------------------------------------------------------------------------------------------------
                                                                                         (168,456)           (37,216)

Expenses:
     Administration wages and benefits                                                    141,042             78,406
     Administration (note 19)                                                              95,911            180,722
     Depreciation and amortization                                                         83,898             53,711
     Professional fees                                                                     64,215                  -
     Interest on long-term debt                                                            48,636             50,000
     Municipal taxes                                                                       38,915             13,396
     Travel                                                                                28,156                  -
     Sales, marketing and research                                                         28,137             15,275
     Mine reclamation                                                                      20,000                  -
---------------------------------------------------------------------------------------------------------------------
                                                                                          548,910            391,510

---------------------------------------------------------------------------------------------------------------------
Loss before undernoted items                                                             (717,366)          (428,726)

Other expenses:
     Write-off of deferred development costs (note 6)                                     583,094                  -
     Loss on disposal of equipment                                                          1,235                  -
     Judgement (note  23)                                                                 112,762                  -
     Write down of equipment                                                               85,000                  -
--------------------------------------------------------------------------------------------------------------------
                                                                                          782,091                  -
---------------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                                                    (1,499,457)          (428,726)

Deficit, beginning of period                                                           (7,527,532)        (6,770,808)
---------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                            $    (9,026,989)        (7,199,534)
---------------------------------------------------------------------------------------------------------------------
LOSS PER SHARE (note 15)                                                                  $ (0.05)           $ (0.02)
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.
                                                                               2

HEDMAN RESOURCES LIMITED
Statement of Cash Flows

Nine months ended September 30, 2000, with comparative figures for the nine months ended September 30, 1999
(in Canadian $'s)

-------------------------------------------------------------------------------------------------------------------
                                                                                           2000               1999
-------------------------------------------------------------------------------------------------------------------
                                                                                                     (Unaudited)
Cash flows from operating activities:
     Loss for the period                                                       $     (1,499,457)          (428,726)
     Adjustments for:
        Depreciation and amortization                                                    83,898             53,711
        Write-off of deferred development costs (note 6)                                583,094                  -
        Write down of equipment                                                          85,000                  -
        Loss on disposal of equipment                                                     1,235                  -
-------------------------------------------------------------------------------------------------------------------
                                                                                       (746,230)          (375,015)
     Change in non-cash working capital:
        Accounts receivable                                                             (16,233)           (83,193)
        Inventory                                                                        17,145              1,093
        Supplies and prepaid expenses                                                   (20,697)              (469)
        Accounts payable and accrued liabilities                                        493,838           (430,919)
-------------------------------------------------------------------------------------------------------------------
                                                                                       (272,177)          (888,503)

Cash flows from financing activities:
     Issue of share capital                                                           1,869,656          1,307,934
     Subscriptions                                                                     (882,372)           117,844
     Short-term loans                                                                         -            (18,231)
     Advances from shareholders                                                         186,917            (42,273)
     Cost of subscriptions                                                                    -            (50,000)
     Principal payments on long-term debt                                               (52,800)            82,800
-------------------------------------------------------------------------------------------------------------------
                                                                                      1,121,401          1,398,074

Cash flows from investing activities:
     Change on working capital relating to investing activities                         933,922                  -
     Purchase of property, plant and equipment                                       (2,242,363)           (35,750)
     Proceeds on disposal of equipment                                                    2,000                  -
-------------------------------------------------------------------------------------------------------------------
                                                                                     (1,306,441)           (35,750)

-------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                        (457,217)           473,821

Cash, beginning of period                                                               450,086              1,378

-------------------------------------------------------------------------------------------------------------------
CASH (BANK INDEBTEDNESS), END OF PERIOD                                        $         (7,131)           475,199
====================================================================================================================



Supplemental disclosure of cash flow information:
     Interest paid                                                             $         68,497             50,000

===================================================================================================================

See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000



      Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers.

1.       GOING CONCERN:

      These financial statements have been prepared on a going concern basis and do not include any adjustments to the measurement and classification of the recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company has experienced several continuous years of operating losses, is in a negative working capital position and has significant capital purchase commitments which will come due within the next year. The Company's ability to realize its assets and discharge its liabilities in the normal course of business is dependent upon continued support from its lenders and creditors including new financing. The Company is also dependent on an infusion of equity from potential shareholders. The Company is currently attempting to obtain additional financing from its existing shareholders and other strategic investors to continue its operations. However, there can be no assurance that the Company will obtain sufficient additional funds from these sources.

2.       SIGNIFICANT ACCOUNTING POLICIES:

      The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 22, conform in all material respects with the accounting principles generally accepted in the United States. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these financial statements and is presented to assist the reader in interpreting the statements contained herein.

      (a)   Revenue recognition:

            Revenue from sales is recognized when goods are shipped to customers.

      (b)  Mining properties and deferred development costs:

           Mining properties represent the cost of acquisition, less recoveries, of non-producing resource properties. These costs will be charged against income if the properties are brought into commercial production. The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

           Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000



2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (c)  Inventory:

           Inventories of broken ore and refined and converted products are valued at the lower of average cost and net realizable value.

      (d)  Supplies and prepaid expenses:

           Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.


      (e)  Property, plant and equipment:

           Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:

===============================================================================
                  Buildings                                       4%
                  Equipment                                       4%
                  Office equipment                               20%
                  Vehicles                                       30%
                  Computers                                      30%
===============================================================================


           Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains and losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

      (f)  Foreign currency translation:

           Foreign currencies are translated to Canadian dollars as follows - monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

      (g)  Reclamation costs:

           Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000

2.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

       (h) Future income taxes:

           In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Effective January 1, 1999, the Company adopted Section 3465. Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

           Under the assets and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

           Pursuant to the deferred method, which was applied in 1999 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes are not adjusted for subsequent changes in tax rates.

           There is no effect of this change in accounting for income taxes on prior periods. Prior years' financial statements have not been restated to apply the provisions of Section 3465.

       (i) Use of estimates:

           The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

\HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000

3.    INVENTORY:

      The inventory consists of:

================================================================================
                                                 2000             1999
--------------------------------------------------------------------------------
      Raw material
                                              $ 70,079        $ 84,079
      Processed ore                              4,545           7,690
--------------------------------------------------------------------------------
                                              $ 74,624        $ 91,769
================================================================================

4.    PROPERTY, PLANT AND EQUIPMENT:

==============================================================================================================
                                                             2000                               1999

                                                                 Accumulated                       Accumulated
                                                   Cost         depreciation             Cost     depreciation
---------------------------------------------------------------------------------------------------------------
      Land                                  $        5,236        $       -        $    5,236       $        -
      Buildings                                  1,144,965          498,664         1,067,624          476,747
      Equipment                                  2,621,615        2,077,637         2,696,344        2,024,951
      Office equipment                               4,173            3,589             3,283            3,283
      Vehicles                                      21,060           12,636            21,060            9,477
      Computers                                     18,677            8,448             8,541            6,647
      Buildings not available for use              899,371                -           596,842                -
      Equipment not available for use            1,834,961                -                 -                -
--------------------------------------------------------------------------------------------------------------
                                                 6,550,058        2,600,974         4,398,930        2,521,105

      Less accumulated depreciation              2,600,974                          2,521,105
--------------------------------------------------------------------------------------------------------------
                                            $    3,949,084                         $1,877,825
==============================================================================================================


5.    MINING PROPERTIES:

      The mining properties consist of:

================================================================================
                                                         2000             1999
--------------------------------------------------------------------------------
      Township of Warden and Munro, Ontario
         - 21 leased mining claims                     $134,282        $  134,282
================================================================================

HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000

6.    DEFERRED DEVELOPMENT COSTS:

      The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. Commencing in 1972, the deferred development expenditures were being amortized using a units-of-production method based on tons of product shipped. During the period the costs were written-off as they were deemed to have no value with the substantial investment the Company was making in the new mill production system.


7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

      Accounts payable and accrued liabilities includes $382,455 (1999 - $nil) advanced from Enviro Industrial Technologies Inc. which is unsecured, bears no interest and has no specified terms of repayment.


8.    ADVANCES FROM SHAREHOLDERS:

      The advances from shareholders are unsecured, bear interest at 9.25% and are to be repaid within one year.


9.    LONG-TERM DEBT:

=============================================================================================================
                                                        Interest      Due
                                                          Rate        Date            2000             1999
-------------------------------------------------------------------------------------------------------------
                                                        Floating
      Business Development Bank of Canada             Base + 2.50%    2005        $  519,200     $    572,000
      Current portion of long-term debt                                              105,600           79,200
-------------------------------------------------------------------------------------------------------------
                                                                                  $  413,600     $    492,800
=============================================================================================================

      The loan payable to the Business Development Bank of Canada ("BDC") is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and by an assignment of $600,000 insurance on the life of the President of the Company.

      At September 30, 2000, the Company was in contravention of the covenants imposed by the BDC. The BDC has provided a waiver for this covenant contingent upon loan payments remaining current and no other events occurring to adversely affect loan security.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000



9.    LONG-TERM DEBT (CONTINUED):

      Principal payments required to retire the outstanding long-term debt are as follows:

================================================================================
                  2000                $     105,600
                  2001                      105,600
                  2002                      105,600
                  2003                      105,600
                  2004                       96,800
--------------------------------------------------------------------------------
                                      $     519,200
================================================================================

10.   SHARE CAPITAL:

      (a)  Authorized:

               Unlimited common shares
               Unlimited special shares

      (b)  Issued - common:

==============================================================================================================
                                                                                   Number of
                                                                                     Shares           Amount
--------------------------------------------------------------------------------------------------------------
           Balance, December 31, 1998                                              13,834,382    $   6,003,012

           Issued during fiscal year 1999:
               Issued during the year for cash consideration
                (net of issuance costs of $58,706)                                  8,608,334        1,269,184
               Options exercised                                                      225,000           33,750
---------------------------------------------------------------------------------------------------------------
           Balance, December 31, 1999                                              22,667,716        7,305,946

           Issued during period ended September 30,1999:
               Issued during the period for cash consideration
                (net of issuance costs of $58,706)                                  5,305,319        1,798,156
               Options exercised                                                      110,000           31,500
               Warrants exercised                                                     200,000           40,000
--------------------------------------------------------------------------------------------------------------
           Balance, September 30, 2000                                             28,283,035    $   9,175,602
==============================================================================================================

HEDMAN RESOURCES LIMITED
Notes to Financial Statements


Nine months ended September 30, 2000


10.   SHARE CAPITAL (CONTINUED):

      (c) The Company has a stock option plan available to its employees, officers and directors which options may be granted on a maximum of 1,200,000 common shares.

           The number of shares reserved for issuance to any one insider, within a one-year period, pursuant to options must not exceed 5% of the outstanding issue.

           The number of shares reserved for issuance to insiders, within a one year period, pursuant to options must not exceed 10% of the outstanding issue.

           The option price of the shares shall be fixed by the Board but must not be less than the maximum discount permitted by the Canadian Venture Exchange.

           Options have a maximum term of five years and vest immediately.

           The stock options outstanding at September 30, 2000 expire at various dates to May 30, 2004.


           A summary of the status of the Plan and changes during the periods then ended is presented below:

================================================================================================================
                                                                        2000                              1999
----------------------------------------------------------------------------------------------------------------
                                                                        Weighted                        Weighted
                                                                         Average                         Average
                                                       Options    Exercise Price        Options   Exercise Price
----------------------------------------------------------------------------------------------------------------
         Options, beginning of period                  405,000    $      0.53           320,000    $      0.68
         Granted during the period                         -              -             335,000           0.15
         Exercised during the period                 (110,000)           0.29          (225,000)          0.15
         Expired                                        -                 -             (25,000)          1.50
--------------------------------------------------------------------------------------------------------------
         Options, end of period                        295,000    $      0.45           405,000    $      0.48
==============================================================================================================

     (d) The following table summarizes information about the stock options outstanding at September 30, 2000.


==================================================================================================================
                                                                                     Weighted
                                                                  Number of           Average          Weighted
                                                    Range of        Options         Remaining           Average
                                             Exercise Prices    Outstanding  Contractual Life    Exercise Price
---------------------------------------------------------------------------------------------------------------
                                            $   0.15                100,000         1.4 years        $    0.15
                                            $   0.60 - 0.75         195,000         0.1 years        $    0.61
==============================================================================================================

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Nine months ended September 30, 2000




10. SHARE CAPITAL (CONTINUED):

    (e) As at September 30, 2000, there are 13,713,653 (1999 - 8,608,334) share purchase warrants outstanding as follows:

        ========================================================================
         Expiry Date                    Price                 No. of Shares
        ------------------------------------------------------------------------
        July 12, 2001                  $0.20                      8,608,334
        February 22, 2002              $0.40                      5,105,319
        ========================================================================

        During the year, no warrants expired (1999 - 456,924).

   (f) Certain funds related to a share issuance were received prior to year-end and were classified in shareholders' equity.


11. RELATED PARTY TRANSACTIONS:

    During the period, the Company incurred office expenses of nil (1999 - $3,000) with a corporation controlled by a director of Hedman Resources Limited.

    At September 30, 2000, the Company was indebted to related parties in the amount of nil (1999 - $23,846).

    The Company leased its office space from a company controlled by a shareholder of the Company (note 20(b)).


12. CONTINGENT LIABILITIES:

    The Company has been named as a co-defendant in a number of class action suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance company's have paid for legal and settlement amounts in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. The total amount of claims outstanding significantly exceeds the remaining insurance coverage. However, it is not possible to estimate the amount, if any, of the Company's liability exposure.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Nine months ended September 30, 2000




13. INCOME TAXES:

    The Company has available non-capital losses for income tax purposes in the aggregate of $5,200,442 which are available to reduce future years earnings for income tax purposes. No tax benefit pertaining to the losses has been recognized in the accounts. These losses will expire, if not utilized, as follows:

    ========================================================================
             2000                                    $  579,832
             2001                                       510,521
             2002                                       871,174
             2003                                       576,921
             2004                                       933,177
             2005                                       426,319
             2006                                       581,270
             2007                                       721,228
    ------------------------------------------------------------------------
                                                     $5,200,442
    ============================================================================

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2000 and December 31, 1999 are presented below.

    ============================================================================
                                                     2000               1999
    ----------------------------------------------------------------------------
    Deferred tax assets:
      Net operating loss carryforwards           $ 2,321,539        $ 1,998,625

    Less valuation allowance                      (2,280,135)        (1,848,695)
    ----------------------------------------------------------------------------
                                                 $    41,404        $   149,930
    ============================================================================

    Deferred tax liabilities:
      Plant and equipment, principally due
        to differences in depreciation           $   (41,404)       $   (77,829)

      Deferred development costs, due to
        differences in amortization                       --            (72,101)
    ----------------------------------------------------------------------------
                                                 $   (41,404)       $  (149,930)
    ============================================================================


    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $5,200,442 prior to the expiration of the net operating loss carryforwards.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Nine months ended September 30, 2000





14. SEGMENTED INFORMATION:

    Details of the Company's financial information segmented geographically is as follows:

================================================================================
                                                     2000                 1999
--------------------------------------------------------------------------------
    Segmented revenue:
       Canada                                      $ 31,758             $ 25,441
       Other                                        230,917              347,278
--------------------------------------------------------------------------------
                                                   $262,675             $372,719
================================================================================

    All assets of the Company are located in Canada.


15. LOSS PER SHARE AMOUNTS:

    Basic earnings per share are based on the weighted-average number of common shares outstanding during the period. The effects of the exercise of the options and warrants outstanding at September 30, 2000 and 1999 are antidilutive; therefore, the fully diluted loss per share is not presented.


16. SUBSEQUENT EVENTS:

    Subsequent to year end, the Company received a loan from a shareholder and officer of the Company in the amount of $30,000.


17. COMPARATIVE FIGURES:

    Certain of the 1999 figures have been restated to conform with the presentation adopted in 2000.


18. FUTURE SITE RESTORATION AND REMOVALS:

    The Company, in conjunction with the Ministry of Northern Development and Mines, has agreed to a future site restoration plan. The plan requires the Company to make an initial payment of $20,000, pledge certain equipment assets as security and make payments of $2.25 per ton milled to a maximum of approximately $262,000.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Nine months ended September 30, 2000




19. ADMINISTRATION COSTS:

    The administration costs consist of finders fees ($4,000) regarding the private placement and interest charges on unremitted payroll taxes ($16,560), over and above normal administration costs. The Company is now current with all government agencies.

    The municipal taxes with the Corporation of The Township of Black River Matheson are in arrears. As part of the loan agreement with the Business Development Bank of Canada, ("BDC") property taxes must remain current. However, the Company has obtained a waiver from the BDC (see note 9).


20. COMMITMENTS:

    (a) The Company has signed a contract to acquire a firefelt production plant from an overseas supplier for an estimated cost of $3,200,000. The Company has advanced approximately $900,000 of the estimated cost to the supplier and is awaiting delivery and installation of the plant in early 2001. The Company has secured with Bank Austria Aktiengesellschaft an Export Credit Facility to finance a maximum of 75%, or $2,250,000 CDN of the sales contract from the supplier. The credit facility is repayable in ten equal semi-annual instalments, commencing six months after the plant is put into production. The initial rate is based on a floating interest rate of three month LIBOR + 1.5% payable quarterly on the drawn-down balance of the credit facility. Upon full drawing of the credit facility, the Company has the option to switch to a fixed interest rate to be negotiated at such time.

    (b) The Company has leased office space in North York, Ontario for a period of five years ending August 2005. The annual rent, excluding common area costs and municipal taxes, to be paid for this space is $22,000.


21. FINANCIAL INSTRUMENTS:

    The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short period to maturity. The carrying value of the long-term debt approximates its value based on borrowing rates presently available to the Company for loans with similar terms and maturities.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Nine months ended September 30, 2000




22. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

    The financial statements of the Company are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian
    GAAP). The following adjustments and disclosures would be required in order to present these financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

    (a) Reconciliation of loss in accordance with Canadian GAAP to loss determined in accordance with US GAAP.

    ============================================================================
                                                        2000            1999
    ----------------------------------------------------------------------------
    Net loss under Canadian GAAP                    $(1,499,457)      $(756,722)
    Add (deduct) adjustments for:
       Amortization of deferred developments costs        1,029           1,633
       Write-off of deferred development costs          583,094              --

    ----------------------------------------------------------------------------
    Net loss under US GAAP                          $  (915,334)      $(755,089)
    ============================================================================

    Net loss per share under US GAAP                $     (0.03)      $   (0.02)
    ============================================================================


    (b) Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.

    ================================================================================================
                                       2000                                1999
                                     Canadian             US             Canadian             US
                                       GAAP              GAAP              GAAP              GAAP
    ------------------------------------------------------------------------------------------------
    Current assets                 $   253,052       $   253,052       $   683,353       $   683,353
    Property, plant and equipment    3,949,084         3,949,084         1,877,825         1,877,825
    Mining properties                  134,282           134,282           134,282           134,282
    Deferred development costs              --                --           584,123                --

    ------------------------------------------------------------------------------------------------
    Total assets                   $ 4,336,418       $ 4,336,418       $ 3,279,583       $ 2,695,460
    ------------------------------------------------------------------------------------------------

    Current liabilities            $ 1,989,116       $ 1,989,116       $   327,825       $   327,825
    Long-term debt                     413,600           413,600           492,800           492,800
    Advances from related parties           --                --            13,083            13,083
    ------------------------------------------------------------------------------------------------
                                     2,402,716         2,402,716           833,708           833,708
    Shareholders' equity:
       Share capital                 9,175,602         9,175,602         8,188,318         8,188,318
       Contributed surplus           1,785,089         1,785,089         1,785,089         1,785,089
       Deficit                      (9,026,989)       (9,026,989)       (7,527,532)       (8,111,655)
    ------------------------------------------------------------------------------------------------
                                     1,933,702         1,933,702         2,445,875         1,861,752

    ------------------------------------------------------------------------------------------------
    Total liabilities and
     shareholders' equity          $ 4,336,418       $ 4,336,418       $ 3,279,583       $ 2,695,460
    ================================================================================================

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Nine months ended September 30, 2000




22. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

    (c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following:

    ===========================================================================
                                                  2000                  1999
    ---------------------------------------------------------------------------
Cash used in operations                       $  (272,177)          $  (995,645)
Cash used in investing                         (1,306,441)             (638,481)
Cash provided by financing                      1,121,401             2,082,834
    ============================================================================


    There is no change to consolidated statement of cash flows.

    (d)Write-down of Mineral Properties:

       Under both Canadian and US GAAP, property, plant and equipment must be assessed for potential impairment. Under Canadian GAAP, the impairment loss is the difference between the carrying value of the asset and its recoverable amount calculated as undiscounted estimated future net cash flows. Under US GAAP, if the undiscounted estimated future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting difference in the write-down between US and Canadian GAAP causes a change in the amount of depreciation, depletion and reclamation costs charged to earnings.


23. JUDGEMENT:

    A judgement against the Company has been issued in the state of Florida regarding a lawsuit filed against the Company in 1994. The Company incurred costs in the amount of $112,762 to settle the claim.


24. OTHER INFORMATION:

    The Company has entered into a binding letter of intent with Enviro Industrial Technologies Inc. ("Enviro"), a U.S. company. Enviro agreed to acquire up to all of the issued and outstanding common shares of the Company in exchange for common stock of Enviro on a one for one basis after a two for one share consolidation by the Company. Enviro was incorporated in the State of Delaware on March 31, 2000 and plans to enter the mining and industrial mineral processing business.

                      Financial Statements of


                      HEDMAN RESOURCES LIMITED



                      Years ended December 31, 1999 and December 31, 1998

AUDITORS' REPORT TO THE DIRECTORS


We have audited the balance sheets of HEDMAN RESOURCES LIMITED at December 31, 1999 and December 31, 1998 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and December 31, 1998 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 1999 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for the years December 31, 1999 and 1998 and shareholders' equity at December 31, 1999 and 1998 to the extent summarized in note 19 to the financial statements.


/s/  KPMG LLP


Chartered Accountants


Sudbury, Canada
March 18, 2000

HEDMAN RESOURCES LIMITED
Balance Sheet

December 31, 1999 and December 31, 1998
(in Canadian $'s)

-----------------------------------------------------------------------------------------------------------------
                                                                                    1999                1998
-----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash                                                                      $     450,086               1,378
     Accounts receivable                                                              62,218              35,618
     Inventory (note 2)                                                               91,769             106,548
     Supplies and prepaid expenses                                                    79,280              98,788
     ------------------------------------------------------------------------------------------------------------
                                                                                     683,353             242,332

Property, plant and equipment (note 3)                                             1,877,825           1,413,163

Mining properties (note 4)                                                           134,282             134,282

Deferred development costs (note 5)                                                  584,123             585,756

-----------------------------------------------------------------------------------------------------------------
                                                                               $   3,279,583           2,375,533
=================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                                  $     248,625             670,687
     Current portion of long-term debt (note 6)                                       79,200             102,800
     ------------------------------------------------------------------------------------------------------------
                                                                                     327,825             773,487

Long-term debt (note 6)                                                              492,800             469,200

Advances from related parties (note 7)                                                13,083             115,555

Shareholders' equity:
     Share capital (note 9)                                                        7,305,946           6,003,012
     Subscriptions (note 15)                                                         882,372                   -
     Contributed surplus                                                           1,785,089           1,785,089
     Deficit                                                                      (7,527,532)         (6,770,810)
     ------------------------------------------------------------------------------------------------------------
                                                                                   2,445,875           1,017,291

Contingent liabilities (note 11)
Subsequent events (note 15)

-----------------------------------------------------------------------------------------------------------------
                                                                               $   3,279,583           2,375,533
=================================================================================================================

See accompanying notes to financial statements


On behalf of the Board:

                                           Director
-----------------------------------------

                                           Director
-----------------------------------------

HEDMAN RESOURCES LIMITED
Statement of Operations and Deficit

Years ended December 31, 1999, December 31, 1998 and December 31, 1997 (in Canadian $'s)

--------------------------------------------------------------------------------------------------------------------
                                                                       1999                1998              1997
--------------------------------------------------------------------------------------------------------------------


Sales                                                           $     394,083             434,858           735,076

Cost of sales                                                         508,926             515,298           996,426

--------------------------------------------------------------------------------------------------------------------
                                                                     (114,843)            (80,440)         (261,350)

Expenses:
     Depreciation and amortization                                    175,452             158,408           156,730
     Administration wages and benefits                                133,837             156,763           173,600
     Administration                                                   126,206             104,832           135,284
     Interest on long-term debt                                        66,734              68,284           177,927
     Municipal taxes                                                   61,625              59,820            25,138
     Professional fees                                                 32,755              23,602            78,455
     Travel                                                            24,716               5,599            54,187
     Sales, marketing and research                                     20,554              68,441            23,449
     Recovery of prior period expenses (note 8)                            --            (141,462)               --
     ---------------------------------------------------------------------------------------------------------------
                                                                      641,879             504,287           824,770

--------------------------------------------------------------------------------------------------------------------
LOSS FOR THE YEAR                                                    (756,722)           (584,727)       (1,086,120)

Deficit, beginning of year                                         (6,770,810)         (6,186,083)       (5,099,963)

--------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF YEAR                                            $  (7,527,532)         (6,770,810)       (6,186,083)
====================================================================================================================

LOSS PER SHARE (note 14)                                        $       (0.04)              (0.04)            (0.09)
====================================================================================================================


See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
Statement of Cash Flows

Years ended December 31, 1999, December 31, 1998 and December 31, 1997 (in Canadian $'s)

---------------------------------------------------------------------------------------------------------------
                                                                     1999              1998             1997
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Loss for the year                                           $ (756,722)         (584,727)      (1,086,120)
     Adjustments for:
        Depreciation and amortization                               175,452  .        158,408          156,730
        Gain on disposal of property, plant
           and equipment                                                 --                --           (3,789)
        -------------------------------------------------------------------------------------------------------
                                                                   (581,270)         (426,319)        (933,179)
     Change in non-cash working capital:
        Accounts receivable                                         (26,600)           70,815           15,908
        Inventory                                                    14,779            57,829           67,910
        Supplies and prepaid expenses                                19,508            13,348          (12,303)
        Accounts payable and accrued liabilities                   (422,062)           49,696          109,819
     ----------------------------------------------------------------------------------------------------------
                                                                   (995,645)         (234,631)        (751,845)

Cash flows from financing activities:
     Issue of share capital                                       1,302,934           164,316          631,810
     Subscriptions                                                  882,372                --                -
     Advances from related parties                                 (102,472)           87,283          (18,719)
     Payments on long-term debt                                          --           (28,000)               -
     Long-term debt extinguished                                         --                --         (306,552)
     Subscriptions received                                              --                --         (346,715)
     Long-term debt incurred                                             --                --          600,000
     Cash - restricted                                                   --                --          346,715
     ----------------------------------------------------------------------------------------------------------
                                                                  2,082,834           223,599          906,539

Cash flows from investing activities:
     Purchase of property, plant and equipment                     (638,481)          (21,060)         (18,063)
     Proceeds on disposal of property, plant
        and equipment                                                     -                 -            8,407
     ----------------------------------------------------------------------------------------------------------
                                                                   (638,481)          (21,060)          (9,656)

---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                     448,708           (32,092)         145,038

Cash (bank indebtedness), beginning of year                           1,378            33,470         (111,568)

---------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                                $  450,086             1,378           33,470
===============================================================================================================


Supplemental disclosure of cash flow information:
     Interest paid                                               $   95,112            68,284          177,927

===============================================================================================================

See accompanying notes to financial statements.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)



      Hedman Resources Limited is an Ontario incorporated public company and its principal business activity is the production of heat resistant fillers.


1.    SIGNIFICANT ACCOUNTING POLICIES:

      The financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and, except as described in note 19, conform in all material respects with the accounting principles generally accepted in the United States. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these financial statements and is presented to assist the reader in interpreting the statements contained herein.

      (a)  Revenue recognition:

           Revenue from sales is recognized when goods are shipped to customers.

      (b)  Mining properties and deferred development costs:

           Mining properties represent the cost of acquisition, less recoveries, of non-producing resource properties. These costs will be charged against income if the properties are brought into commercial production. The carrying values of non-producing properties are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

           Deferred development costs represent costs incurred to bring the operation into commercial production. These costs are being amortized on a unit of production basis.

      (c)  Inventory:

           Inventories of broken ore and refined and converted products are valued at the lower of average cost and net realizable value.

      (d)  Supplies and prepaid expenses:

           Consumable supplies and spares are valued at the lower of weighted average cost or replacement value.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)




1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (e)  Property, plant and equipment:

           Property, plant and equipment are being amortized on a straight-line basis using the following annual rates:


                  Buildings                                                                 4%
                  Equipment                                                                 4%
                  Office equipment                                                         20%
                  Vehicles                                                                 30%
                  Computers                                                                30%


           Assets are carried at cost. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains and losses are reflected in current earnings. Maintenance and repair expenditures are charged to cost of production. The carrying values of property, plant and equipment are periodically assessed by management and if management determines that the carrying values cannot be recovered, the unrecoverable amounts are written off against current earnings.

      (f)  Foreign currency translation:

           Foreign currencies are translated to Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date, non-monetary assets and liabilities are translated at historical exchange rates and revenue and expenditures at the rate of exchange prevailing on the dates of transactions. The resulting gains and losses are included in income.

      (g)  Reclamation costs:

           Estimated future reclamation costs, including site restoration where reasonably determinable, will be charged against earnings as incurred.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)

1.    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

      (h)  Future income taxes:

           In December 1997, the Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") issued Section 3465 of the CICA Handbook, Income Taxes ("Section 3465"). Effective January 1, 1999, the Company adopted Section 3465. Section 3465 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes.

           Under the assets and liability method of Section 3465, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Section 3465, the effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

           Pursuant to the deferred method, which was applied in 1999 and prior years, deferred income taxes are recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferral method, deferred taxes are not adjusted for subsequent changes in tax rates.

           There is no effect of this change in accounting for income taxes on prior periods. Prior years' financial statements have not been restated to apply the provisions of Section 3465.

      (i)  Use of estimates:

           The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)


2.    INVENTORY:

      The inventory consists of:

                      1999           1998
-------------------------------------------
Raw material        $ 84,079       $ 75,356
Processed ore          7,690         31,192
-------------------------------------------
                    $ 91,769       $106,548
===========================================

3.    PROPERTY, PLANT AND EQUIPMENT:

====================================================================================================
                                                1999                              1998
----------------------------------------------------------------------------------------------------
                                                       Accumulated                       Accumulated
                                         Cost         depreciation         Cost          deprecation

Land                                  $    5,236      $        --       $    5,236       $       --
Buildings                              1,067,624          476,747        1,067,624          422,105
Equipment                              2,696,344        2,024,951        2,657,169        1,917,881
Office equipment                           3,283            3,283            3,068            2,844
Vehicles                                  21,060            9,477           21,060            3,159
Computers                                  8,541            6,647            9,081            4,086
Buildings not available for use          596,842               --               --               --
----------------------------------------------------------------------------------------------------
                                       4,398,930        2,521,105        3,763,238        2,350,075

Less accumulated depreciation          2,521,105                         2,350,075
----------------------------------------------------------------------------------------------------
                                      $1,877,825                        $1,413,163
====================================================================================================

4.    MINING PROPERTIES:

      The mining properties consist of:

===================================================================================
                                                            1999             1998
-----------------------------------------------------------------------------------
      Township of Warden and Munro, Ontario
         - 21 leased mining claims                         $134,282        $134,282
===================================================================================

5.    DEFERRED DEVELOPMENT COSTS:

      The amount reported as deferred development costs relate to costs incurred to bring the operation into commercial production. The deferred development costs are being amortized using a units-of-production method based on tons of product produced. Accumulated amortization at December 31, 1999 is $299,985 (1998 - $298,432).

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)


6.    LONG-TERM DEBT:

===============================================================================================================
                                                        Interest       Due
                                                          Rate         Date          1999             1998
---------------------------------------------------------------------------------------------------------------
                                                        Floating
      Business Development Bank of Canada             Base + 2.50%     2005         $ 572,000      $    572,000

      Current portion of long-term debt                                                79,200           102,800
---------------------------------------------------------------------------------------------------------------
                                                                                    $ 492,800      $    469,200
===============================================================================================================

      The loan payable to the Business Development Bank of Canada ("BDC") is secured by a first mortgage on land, buildings and equipment, a first mortgage on the mining leases and by an assignment of $600,000 insurance on the life of the President of the Company.

      At December 31, 1999, the Company was in contravention of the covenants imposed by the BDC. Subsequent to year-end, BDC has provided a waiver for this covenant contingent upon loan payments remaining current and no other events occurring to adversely affect loan security.

      Principal payments required to retire the outstanding long-term debt are as follows:


=============================================================================================
                  1999                                                          $      79,200
                  2000                                                                 82,800
                  2001                                                                 82,800
                  2002                                                                 82,800
                  2003                                                                 82,800
                  2004 and subsequent years                                           161,600
---------------------------------------------------------------------------------------------
                                                                                $     572,000
=============================================================================================


7.    ADVANCES FROM RELATED PARTIES:

      The advances from related parties are unsecured, bear no interest and have no specified terms of repayment.


8.    RECOVERY OF PRIOR PERIOD EXPENSES:

      The recovery resulted from the favourable settlement of a previous accrual.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)


9.    SHARE CAPITAL:

      (a)  Authorized:

               Unlimited common shares
               Unlimited special shares

      (b)  Issued - common:

==============================================================================================================
                                                                                   Number of
                                                                                    Shares           Amount
--------------------------------------------------------------------------------------------------------------
           Balance, December 31, 1997                                              13,234,382       $5,838,696

           Issued during fiscal year 1998:
               Issued during the year for cash consideration                          500,000          135,516
               Warrants exercised                                                     100,000           28,800
--------------------------------------------------------------------------------------------------------------
           Balance, December 31, 1998                                              13,834,382        6,003,012

           Issued during fiscal year 1999:
               Issued during the year for cash consideration
                (net of issuance costs of $50,000)                                  8,608,334        1,269,184
               Options exercised                                                      225,000           33,750
--------------------------------------------------------------------------------------------------------------
           Balance, December 31, 1999                                              22,667,716       $7,305,946
==============================================================================================================

      (c) The Company has a stock option plan available to its employees, officers, directors and service providers under which options may be granted on a maximum of 1,200,000 common shares.

           The number of shares reserved for issuance to any one insider, within a one-year period, pursuant to options must not exceed 5% of the outstanding issue.

           The number of shares reserved for issuance to insiders, within a one year period, pursuant to options must not exceed 10% of the outstanding issue.

           The option price of the shares shall be fixed by the Board but must not be less than the maximum discount permitted by the Canadian Venture Exchange.

           Options have a maximum term of five years and vest immediately.

           The stock options outstanding at December 31, 1999 expire at various dates to May 30, 2004.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)



9.    SHARE CAPITAL (CONTINUED):

      (c)  The outstanding options to purchase common shares are as follows:

============================================================================================================
                                                                1999                           1998
                                                         --------------------            -------------------
                                                                     Weighted                       Weighted
                                                                      Average                        Average
                                                         No. of      Exercise            No. of     Exercise
                                                         Shares        Price             Shares       Price
------------------------------------------------------------------------------------------------------------
           Outstanding at beginning of year              320,000      $ 0.68              220,000     $ 0.71
           Granted during the year                       335,000         .15              100,000        .60
           Exercised during the year                    (225,000)        .15                   --         --

           Expired                                        25,000        1.50                   --         --
------------------------------------------------------------------------------------------------------------
           Outstanding at end of year                     455,000     $ 0.53              320,000     $ 0.68
============================================================================================================

      (d)  As at December 31, 1999, there are 8,608,334 (1998 - 456,924) share purchase warrants outstanding as follows:

=============================================================================================================
             Expiry Date                                  Price                                 No. of Shares
-------------------------------------------------------------------------------------------------------------
           July 12, 2001                                   $0.20                                    8,608,334
=============================================================================================================

           During the year, 456,924 warrants expired.


10.   RELATED PARTY TRANSACTIONS:

      During the year, the Company incurred office expenses of $3,000 (1998 - $1,536) with a corporation controlled by a director of Hedman Resources Limited.

      At December 31, 1999, the Company was indebted to related parties in the amount of $23,846 (1998 - $126,318).

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)



11.  CONTINGENT LIABILITIES:

     The Company has been named as a co-defendant in a number of class action suits in the United States relative to sales of product made between 1974 and 1979. To date, the Company's insurance company's have paid for legal and settlement amounts in relation to these matters. Should the total indemnity limits of the Company's insurance policies become exhausted, it is the position of the insurance company that its defence obligation will come to an end. The total amount of claims outstanding significantly exceeds the remaining insurance coverage. However, it is not possible to estimate the amount, if any, of the Company's liability exposure.

     A judgement against the Company has been issued in the state of Florida. The Company is currently attempting to negotiate a resolution to the judgement. Any settlement of this judgement will be accounted for in the year of settlement.

     The Company is presently negotiating with the Ministry of Northern Development and Mines on a future site restoration plan. Negotiations are in the preliminary phase and no estimate of any future liability can be made.


12.  INCOME TAXES:

     The Company has available non-capital losses for income tax purposes in the aggregate of $4,479,214 which are available to reduce future years earnings for income tax purposes. No tax benefit pertaining to the losses has been recognized in the accounts. These losses will expire, if not utilized, as follows:

================================================================================
                       2000                    $  579,832
                       2001                       510,521
                       2002                       871,174
                       2003                       576,921
                       2004                       933,177
                       2005                       426,319
                       2006                       581,270
--------------------------------------------------------------------------------
                                               $4,479,214
================================================================================

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)



12.  INCOME TAXES (CONTINUED):

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are presented below.

=================================================================================================================
                                                                                1999                     1998
-----------------------------------------------------------------------------------------------------------------
     Deferred tax assets:
        Net operating loss carryforwards                                  $ 1,998,625                $ 1,739,263

     Less valuation allowance                                              (1,848,695)                (1,512,285)
-----------------------------------------------------------------------------------------------------------------
                                                                          $   149,930                $   226,978
=================================================================================================================

     Deferred tax liabilities:
        Plant and equipment, principally due to differences
          in depreciation                                                 $   (77,829)               $  (154,148)

        Deferred development costs, due to differences
        in amortization                                                       (72,101)                   (72,830)
-----------------------------------------------------------------------------------------------------------------
                                                                          $  (149,930)               $  (226,978)
=================================================================================================================


     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $4,479,214 prior to the expiration of the net operating loss carryforwards.


13.  SEGMENTED INFORMATION:

     Details of the Company's financial information segmented geographically is as follows:

================================================================================
                                        1999                   1998
--------------------------------------------------------------------------------
     Segmented revenue:
        Canada                        $ 25,441               $ 51,570
        Other                          368,642                383,288
--------------------------------------------------------------------------------
                                      $394,083               $434,858
================================================================================

     All assets of the Company are located in Canada.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)


14.  LOSS PER SHARE AMOUNTS:

     Basic earnings per share are based on the weighted average number of common shares outstanding calculated on an annual basis. The effects of the exercise of the options and warrants outstanding at December 31, 1999 and 1998 are antidilutive; therefore, the fully diluted loss per share is not presented.


15.  SUBSEQUENT EVENTS:

     Subsequent to year end, the Company issued 5,305,319 common shares at $.35 per share.

     Certain of the funds related to this issuance were received prior to year end and are disclosed at December 31, 1999 as subscriptions.


16.  COMPARATIVE FIGURES:

     Certain of the 1998 figures have been restated to conform with the presentation adopted in 1999.


17.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE:

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to the customers, suppliers, or other third parties, will be fully resolved.

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)


18.  FINANCIAL INSTRUMENTS:

     The fair values of the accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short period to maturity. The carrying value of the long-term debt approximates its fair value based on borrowing rates presently available to the Company for loans with similar terms and maturities.


19.  GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED
     STATES:

     The financial statements of the Company are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).

     (a) Reconciliation of loss in accordance with Canadian GAAP to loss determined in accordance with US GAAP.

===================================================================================================
                                                                        1999          1998
---------------------------------------------------------------------------------------------------
     Net loss under Canadian GAAP                               $(756,722)               $(584,727)
     Add (deduct) adjustments for:
        Write down of deferred developments costs                   1,633                    2,920
---------------------------------------------------------------------------------------------------

     Net loss under US GAAP                                     $(755,089)               $(581,807)
===================================================================================================

     Net loss per share under US GAAP                           $   (0.04)               $   (0.04)
===================================================================================================

HEDMAN RESOURCES LIMITED
Notes to Financial Statements

Years ended December 31, 1999 and December 31, 1998
(in Canadian $'s)



19. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONTINUED):

     (b) Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP.

==================================================================================================================================
                                                1999                                                1998
                                            Canadian                        US                  Canadian                        US
                                                GAAP                      GAAP                      GAAP                      GAAP
----------------------------------------------------------------------------------------------------------------------------------
Current assets                           $   683,353               $   683,353               $   242,332               $   242,332
Property, plant and equipment              1,877,825                 1,877,825                 1,413,163                 1,413,163
Mining properties                            134,282                   134,282                   134,282                   134,282
Deferred development costs                   584,123                        --                   585,756                        --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                             $ 3,279,583               $ 2,695,460               $ 2,375,533               $ 1,789,777
==================================================================================================================================

Current liabilities                      $   327,825               $ 1,210,197               $   773,487               $   773,487
Long-term debt                               492,800                   492,800                   469,200                   469,200
Advances from related parties                 13,083                    13,083                   115,555                   115,555
----------------------------------------------------------------------------------------------------------------------------------
                                             833,708                 1,716,080                 1,358,242                 1,358,242

Shareholders' equity:
   Share capital                           8,188,318                 7,305,946                 6,003,012                 6,003,012
   Contributed surplus                     1,785,089                 1,785,089                 1,785,089                 1,785,089
   Deficit                                (7,527,532)               (8,111,655)               (6,770,810)               (7,356,566)
----------------------------------------------------------------------------------------------------------------------------------
                                           2,445,875                   979,380                 1,017,291                   431,535

----------------------------------------------------------------------------------------------------------------------------------
Total liabilities and
 shareholders' equity                    $ 3,279,583               $ 2,695,460               $ 2,375,533               $ 1,789,777
==================================================================================================================================


     (c) The effects of these adjustments would result in the consolidated statements of cash flows reporting the following:

====================================================================================================================================
                                                                                             1999                               1998
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by operations                                                           $  (995,645)                        $(234,631)
Cash provided by (used in) investing                                                     (638,481)                          (21,060)
Cash provided by (used in) financing                                                    2,082,834                           223,599
====================================================================================================================================

                                   Signatures

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              Enviro Industrial Technologies, Inc.


                              By:  /s/ Teodosio V. Pangia
                                 --------------------------------------
                                 Teodosio V. Pangia, Chairman

Date  December 12, 2000
      -----------------

                                    PART III

         Item 1. Index to Exhibits

The Following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit Number               Description of Document
--------------               -----------------------
2.1*              Articles of Incorporation of Enviro Industrial Technologies,
                  Inc. as filed on April 27, 2000

2.2*              Bylaws

4.1*              Form of Subscription Agreement

4.2*              Demand Promissory Note dated September 1, 2000 with Louis
                  Lilling as Maker and Enviro Industrial Technologies, Inc. as
                  Holder

4.3*              Stock Option Plan of Hedman Resources Limited

6.1*              Option Agreement by and between Krystar International Ltd. and
                  Enviro Industrial Technologies, Inc.

6.2**             Lease by and between Brovi Investments Limited and Hedman
                  Resources Limited

8.1*              Letter of Intent - Acquisition of Hedman Resources Limited

8.2**             Amalgamation Agreement by and between Hedman Resources
                  Limited, Enviro Industrial Technologies, Inc. and Enviro
                  Industrial Technologies (Canada), Inc.

12.1**            Map of Location of Vermiculite Mining Claims

12.2**            Map of Location of Hedman Mining Claims

12.3** Press Release of Hedman Resources Limited Announcing planed acquisition by Enviro Industrial Technologies, Inc.

27.1**            Financial Data Schedule

 * Previously filed with Registration Statement on Form 10-SB (File No. 000-31543) on September 15, 2000.

** Filed herewith.


ITEM 2 - DESCRIPTION OF EXHIBITS

The required exhibits are attached hereto, as noted in Item 1 above.